Exhibit 99.3

2017
Notice of 2017 Annual Meeting of Shareholders

Management Information Circular

Kinross Gold Corporation

Notice of 2017 annual meeting of shareholders

2017 annual meeting information

Date:  May 3, 2017
Time:  10:00 a.m. (Toronto time)
Location:  Glenn Gould Studio, CBC Building,
                    250 Front Street West, Toronto, Ontario
                    M5V 3G5

Dear Kinross Shareholders,

We invite you to attend Kinross' 2017 annual meeting of shareholders.

At the meeting, shareholders will:

•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2016 and the report of the auditors

•
Elect directors

•
Appoint the auditor

•
Consider and pass an advisory resolution on Kinross' approach to executive compensation; and

•
Consider any other business that may properly come before the meeting

This notice is accompanied by our 2017 management information circular (or circular) which provides additional information relating to the above items for consideration at the annual meeting and forms part of this notice of meeting. The board of directors has approved the contents of the 2017 circular and the distribution of the circular to shareholders.

If you are unable to attend the meeting in person, we encourage you to vote by proxy. Our goal is to secure the largest representation of Kinross shareholders as possible at the meeting. You may vote by proxy in any of the following ways. You will need the control number contained in the form of proxy or voting instruction form in order to vote.

Your vote is important to us. Holders of common shares at the close of business on March 14, 2017 are eligible to vote at the meeting. For more information on voting your shares and the proxy process, see Voting on pages 5 to 9 in this circular.

By order of the board of directors

Kathleen M. Grandy
Corporate Secretary
March 16, 2017
Toronto, Canada

If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

Shareholders who are unable to attend the meeting are requested to vote by proxy so that as large a representation as possible may be had at the meeting. You may vote by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy in order to vote.
Internet voting
For non-registered (beneficial) shareholders, follow the instructions on the voting instruction form. For registered shareholders, go to www.investorvote.com
Telephone voting
Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery
Complete the form of proxy or voting instruction form and return it in the envelope provided

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

Table of Contents

Executive Summary	1
Voting
Who can vote	5
How to vote	6
Changing your vote	7
Questions	9
Business of the meeting
Items of business	10
Other business	12
2018 shareholder proposals	12
Directors
• Highlights: board attributes, 2016 board activity highlights	13
• About the nominated directors	13
• Skills and experience	24
• Director compensation	25
• Board committee reports	29
Executive Compensation
• Letter to shareholders	37
• Executive compensation discussion and analysis	41
• Compensation philosophy and approach	41
• Compensation governance	41
• Components of executive compensation	55
• 2016 results	68
• Key summary tables	82
Governance
• Highlights	94
• Regulatory Compliance	95
• Code of Business Conduct and Ethics	96
• Role of the board of directors	97
• Position Descriptions	98
• Assessing the Board	98
• Nominating and method of voting for directors	99
• Diversity	99
• New Director Orientation and continuing education	100
• Board term and renewal	102
• Additional governance information	103
Appendices
Charter of the Board of Directors	106
Schedule A to the Charter of the Board of Directors	109

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

1
EXECUTIVE SUMMARY

   Executive Summary

Business of the Meeting
We are asking you to vote in support of the following key items:
✓	Election of the proposed nominees to our board of directors
✓	Appointment of KPMG as auditors to Kinross
✓	Advisory resolution on our approach to executive compensation

2016 Performance Highlights

Kinross achieved strong results in 2016, as we met or outperformed our production and cost guidance for the fifth straight year. We maintained our strong balance sheet, advanced the high-quality organic development projects that will shape our future, and delivered value to our shareholders as a top performing senior gold equity.

•
Delivered excellent results on safety, environment and community relations

•
Achieved record production of 2.8 million gold equivalent ounces

•
Met or outperformed guidance on: production, production cost of sales, and all-in sustaining cost for the fifth consecutive year

•
Delivered operating cash flow of approximately US$1.1 billion, a 32% increase over the previous year

•
Maintained strong balance sheet and liquidity to fund organic growth projects

•
Delivered excellent one-year total shareholder returns of more than 70%, ranking fourth among the 13 companies in our performance peer group

•
Completed acquisition and integration of Bald Mountain operation and remaining 50% of Round Mountain

•
Doubled mineral reserves at Bald Mountain

•
Advanced organic growth initiatives in all three regions, including development of the Tasiast Phase One expansion project, the Round Mountain Phase W and Tasiast Phase Two expansion studies, and the September Northeast and Moroshka projects in Russia

•
Strengthened the senior leadership team to align with our focus on technical and operational strength

•
Continued to maximize the value at existing sites, such as extension of mining at Kettle River-Buckhorn, additional opportunities at Fort Knox, and tailings reprocessing at Paracatu.

KINROSS GOLD CORPORATION 2017 EXECUTIVE SUMMARY

2
EXECUTIVE SUMMARY

2016 Corporate Governance Highlights

Kinross is committed to the highest standards of corporate governance and ethical conduct. We actively monitor developments in best practices and applicable laws to ensure that the company meets that commitment.

•
Met eight times, including six meetings held independent of management.

•
All board committees composed solely of independent directors.

•
Achieved board diversity target of 33% women directors.

•
Completed comprehensive review and update of the Kinross Code of Business Conduct and Ethics, Whistleblower Policy and the Disclosure, Confidentiality and Insider Trading Policy.
•
Conducted a 360 degree peer review of members.

•
Scored 134 out of 150 points on the Board Shareholder Confidence Index of the Clarkson Centre for Board Effectiveness.

•
Kinross ranked 26th out of 231 companies in the Globe and Mail annual corporate governance survey. Kinross received a score of 90 out of 100 points, and was the top ranked gold mining company for the second consecutive year and the third highest among all mining companies.

Corporate Governance at a Glance

	2016	More Information
Size of board(1)	9	kinross.com

Average age of board(2)	61

Average tenure of board(3)	9

Separate CEO/Chairman	Yes

Independent Chairman	Yes	kinross.com | Page 95

Number of independent directors	8	kinross.com

Board committee members all independent:		kinross.com

audit and risk	Yes	kinross.com

human resources and compensation	Yes	kinross.com

governance and nominating	Yes	kinross.com

corporate responsibility and technical	Yes	kinross.com

Number of financial experts on audit & risk committee	2

Charters for board committees	Yes	kinross.com

Retirement policy for directors(2)	Yes	Page 102

Term limit for directors(3)	Yes	Page 102

Diversity policy for directors and executive officers	Yes	kinross.com | Page 99

Annual director elections	Yes	kinross.com

Majority voting for directors	Yes	kinross.com | Page 10

Annual vote on executive compensation	Yes	kinross.com | Page 12

Board orientation & director education	Yes	kinross.com | Page 100

Annual review of director independence	Yes	kinross.com | Page 107

Annual board and committee evaluations	Yes	Page 98

Annual individual director evaluations	Yes	Page 98

Annual equity grant to non-employee directors	No

Director stock ownership requirements	Yes	Page 26

Corporate governance guidelines	Yes	kinross.com

Code of business conduct and ethics	Yes	kinross.com | Page 96

1.
In order to maintain an appropriately-sized board Kinross has reduced the number of directors from 12 to 9 since beginning our Board "refresh" program.

2.
The board has approved a mandatory retirement at age 73.

3.
In December 2014, the board adopted the director service limits policy that limits the term for directors to 10 years, subject to the mandatory retirement date of age 73, the 10 year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or relected to the board, with the possibility of one 5 year extension, for a total term not exceeding 15 years, if such director has strong performance reviews and is re-elected to the board.

KINROSS GOLD CORPORATION 2017 EXECUTIVE SUMMARY

3
EXECUTIVE SUMMARY

Board Nominees Overview

As Kinross shareholders you are being asked to cast your vote for nine directors. The following table provides an overview of the 2017 nominees. Detailed biographical information can be found on pages 14 to 23.

Compensation Highlights

You are being asked to vote in favour of an advisory resolution regarding Kinross' approach to executive compensation. A summary of our approach and philosophy is outlined below. We encourage you to read about Kinross' executive compensation program on pages 41 to 67 in this document.

KINROSS GOLD CORPORATION 2017 EXECUTIVE SUMMARY

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EXECUTIVE SUMMARY

2016 Executive Compensation:

•
Completed annual shareholder outreach regarding compensation and governance

•
Human resource and compensation committee completed annual review of compensation program for fairness, competitiveness and confirmed alignment with the objectives of the compensation program

•
Over 75% of compensation is "at-risk" and tied to company performance

•
Equity represents 50% or more of total direct compensation; 50% of equity is granted in the form of RPSUs

2016 Performance Overview

Kinross' annual operating performance objectives are laid out in its Four Point Plan, with a short-list of strategic measures to align to the Four Point Plan being used to measure company performance for the senior leadership team. The human resource and compensation committee assigned the positive ratings against the performance measures below to reflect the strong performance for 2016. Overall, the committee felt that a company multiplier of 107% approximately reflected the year.

Measure	Weighting	Actual performance	Rating
Corporate responsibility performance metric	20%	91 out of 100 points	100%

Delivering against guidance	15%	Within initial guidance range on production and cost, and well under on sustaining capital	100%

Total cost	15%	2.7% under budget	110%

Maintain balance sheet strength	10%	Net debt / EBITDA 0.81	115%

Relative total shareholder returns	25%	Ranked fourth out of 13	115%

		Achieved 75%, Included:
		• On target performance in adding ounces at Bald Mountain and through exploration
		• Maximum performance on Tasiast expansion project, and in achieving additional ounces through Round Mountain PSM, and Paracatu TSF
Delivered targeted growth initiatives	15%	• Tasiast two-phase expansion plan; acquisition of Bald Mountain and Round Mountain	105%

Total	100%		107%

For more information, see "Assessing 2016 Company Performance" on pages 68 to 75.

KINROSS GOLD CORPORATION 2017 EXECUTIVE SUMMARY

5
VOTING

Delivery of proxy materials

This year, Kinross Gold Corporation (Kinross or the company) is providing shareholders with access to its management information circular (the circular) for the 2017 annual meeting of its shareholders (the meeting) electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2016 Annual Report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Shareholders have received a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provided instructions on how to access and review an electronic copy of the circular or how to request a paper copy. The notice also provided instructions on voting at the meeting. To receive a paper copy of the circular or the 2016 Annual Report, please follow the instructions in the notice.

All shareholders are reminded to review the circular before voting. Shareholders with questions about notice and access can call Computershare Investor Services Inc. (the transfer agent) toll free at 1-866-964-0492.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

Voting

This document is the management information circular made available to shareholders in advance of the meeting as set out in the notice.

The circular provides additional information respecting the business of the meeting, Kinross and its directors and senior executive officers. This circular is dated March 16, 2017 and, unless otherwise stated, the information in this circular is as of March 16, 2017.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as CAD$.

All references to financial results are based on the Kinross financial statements, prepared in accordance with International Financial Reporting Standards (IFRS).

References in this circular to the meeting include any adjournment(s) or postponement(s) that may occur.

Who can vote

Holders of common shares of Kinross (common shares or shares) at the close of business on March 14, 2017 (the record date) and their duly appointed representatives are eligible to vote.

Shares outstanding

As of March 16, 2017, there were 1,246,749,579 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross carrying 10% or more of the voting rights attached to any class of voting securities of Kinross.

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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VOTING

How to vote

The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.

You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross' transfer agent in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).

You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross' transfer agent in your intermediary's name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary would have sent you a voting instruction form or proxy form with the notice. This form will instruct the intermediary how to vote your common shares at the meeting on your behalf.

You must follow the instructions from your intermediary in order to vote.

If you do not intend to attend the meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you are a Canadian resident and wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the meeting.

If you are a U.S. resident and wish to vote in person at the meeting, mark the appropriate box on the other side of the voting instruction form and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the proxy statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the proxy statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time to the company or its transfer agent for the mailing and return of the legal proxy by the proxy deposit date.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you have to take additional steps in order for the proxy to be fully effective. You must deposit the legal proxy with the company or its transfer agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on the voting instruction form will not be effective. If you have any questions, please contact the person who services your account.

Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the meeting through the internet. When you arrive at the meeting, please register with our transfer agent, Computershare Investor Services Inc.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The transfer agent must receive proxy vote instructions from your intermediary no later than 10:00 a.m. (Toronto time) on Monday, May 1, 2017, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Kinross may utilize the Broadridge QuickVote™ service to assist beneficial shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such beneficial shareholders to assist them with conveniently voting their shares directly over the phone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the meeting. If you have any questions relating to the meeting or how to vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com.

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VOTING

Registered shareholders

If you are a registered shareholder, a form of proxy would have been sent to you along with the notice to enable you to appoint a proxyholder to vote on your behalf at the meeting.

If you do not intend to attend the meeting and vote in person, you can

•
provide your voting instructions by completing and returning the form of proxy, or

•
provide your instructions by telephone or the internet in accordance with the instructions appearing on the form of proxy, or

•
choose another person (called a proxyholder, who does not need to be the named proxyholders in the proxy form or a shareholder of the company) to attend the meeting and vote your shares for you.

In each case, you will need to complete the form of proxy and return it to the transfer agent.

Telephone or online

If you wish to vote in person at the meeting, you may still provide voting instructions using the form of proxy, or by telephone or internet. When you arrive at the meeting, please register with our transfer agent.

If you vote in person at the meeting, any proxy you have previously given will be revoked.

To be valid, proxies must be received by Kinross' transfer agent no later than 10:00 a.m. (Toronto time) on May 1, 2017 or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Your proxyholder may then vote on your behalf at the meeting.

Changing your vote

Non-registered (beneficial) shareholders

You can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on May 1, 2017, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders

You may revoke any prior proxy by providing a new proxy with a later date or providing voting instructions at a later time in the case of voting through the internet. However, for your new voting instructions to be effective they must be received by the transfer agent no later than 10:00 a.m. (Toronto time) on May 1, 2017, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of the transfer agent, Computershare Investor Services Inc. (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

A proxy may also be revoked on the day of the meeting or any adjournment of the meeting by a registered shareholder by delivering written notice to the chair of the meeting. If you are an individual and register with the transfer agent at the meeting and vote in person at the meeting, any proxy you have previously given will be revoked.

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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VOTING

In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder's written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

How your shares will be voted

If you appoint the named proxyholders as your proxyholders, the common shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for.

In the absence of instructions from you, such common shares will be voted:

•
for the election as directors of Kinross of the proposed nominees set forth in this circular

•
for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration

•
for the advisory resolution on the company's approach to executive compensation

The form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

About proxy solicitation

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Advisors to provide the following services in connection with the meeting:

•
reviewing and analyzing the circular,

•
recommending corporate governance best practices where applicable,

•
liaising with proxy advisory firms,

•
developing and implementing shareholder communication and engagement strategies,

•
advising with respect to the meeting and proxies,

•
reporting on and reviewing the tabulation of proxies, and

•
soliciting proxies including contacting shareholders by telephone.

The cost of these services is approximately $80,325 and reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

Appointing a proxyholder

Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the meeting including any continuation of the meeting that may occur in the event that the meeting is adjourned.

Signing and returning the enclosed proxy form authorizes John E. Oliver or Kathleen M. Grandy (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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VOTING

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may do so, either by internet or by mail by:

•
inserting the person's name in the blank space provided in the form of proxy or in the space on the internet voting site provided for that purpose, or

•
completing another proper form of proxy.

Required quorum for the meeting

A quorum for the meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Questions

If you have questions, you may contact the company's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleadvisors.com

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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BUSINESS OF THE MEETING

Business of the meeting

Items of business

As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider the following four matters and vote on them as required:

1.    Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2016 and the report of the auditors on the financial statements will be received.

2.    Election of directors

The company's board of directors (the board ) is currently comprised of nine directors and it is proposed to appoint nine individuals effective as of May 3, 2017. At the meeting, the shareholders will be asked to elect nine directors, subject to Kinross' majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

✓	The board of directors of Kinross recommends that the shareholders of the company vote FOR the election as directors, the nominees whose names are set forth in this management information circular.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of the nominees whose names are set forth starting on page 14, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. Revisions to this policy were approved by the board in November 2014. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015 and amended in 2017 and is available for review on the company's website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender his or her resignation for consideration by the corporate governance and nominating committee. The corporate governance and nominating committee (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director's resignation. The resignation will be effective when accepted by the board. The board expects that the resignations will be accepted absent exceptional circumstances. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the corporate governance and nominating committee or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders' meeting and shall promptly issue a news release with the board's decision. If the board determines not to accept a resignation, the news release must fully state the reasons for that decision.

Other details respecting the nominees for election as directors are set out under "About the nominated directors" starting on page 14.

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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BUSINESS OF THE MEETING

3.    Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board.

For the fiscal years ended December 31, 2016 and December 31, 2015, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor's Fees	2016 CAD$(1)	% of Total Fees(2)	2015 CAD$(1)	% of Total Fees(2)
Audit Fees:

Kinross – general	3,751,000	90	3,914,000	91

Kinross – securities matters	190,000	4	–	–

Total Audit Fees	3,941,000	94	3,914,000	91

Audit-Related Fees:

Translation services	135,000	3	135,000	3

Due Diligence	–	–	–	–

Other	25,000	1	25,000	1

Total Audit-Related Fees	160,000	4	160,000	4

Tax Fees:

Compliance	25,000	1	50,000	1

Planning and advice	43,000	1	79,000	2

Total Tax Fees	68,000	2	129,000	3

All Other Fees:	18,000	–	80,000	2

Total Fees	4,187,000	100	4,283,000	100

1.
All amounts are rounded to the nearest $1,000.

2.
All percentages are rounded to the nearest whole percent.

✓	The board of directors of Kinross recommends that the shareholders of the company vote FOR the appointment of KPMG LLP of Toronto, Ontario as auditors of the company.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

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BUSINESS OF THE MEETING

4.    Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross' pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under "Executive Compensation" starting on page 37.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 42 under the heading "Say on pay and shareholder engagement".

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2017 annual meeting of shareholders of the company."

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee will take into account the results of the vote when considering future executive compensation arrangements.

✓

The board of directors of the company recommends that the shareholders of the company vote FOR the advisory resolution on the approach to executive compensation disclosed in this management information circular.

The named proxyholders, if named as proxy, intend to vote the common shares represented by such proxy for approval of the advisory resolution on Kinross' approach to executive compensation, unless the shareholder has directed in the proxy that such common shares be voted against it.

Other business

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2018 shareholder proposals

The OBCA permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2018 is March 5, 2018.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the company and include the information set out in the company's by-laws (by-laws). The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting. A copy of the by-laws of the company is available upon request to the Corporate Secretary of the company.

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

Directors

Board attributes:

•
3 of 9 directors are women (33%), met diversity target

•
8 of 9 directors are independent (89%), including an independent chair

•
All board committees are composed solely of independent directors

•
Consistently strong attendance record for all directors at board and committee meetings

•
All board committees met independent of management at all of the committee meetings in 2016

•
The board met independent of management at 6 of 8 meetings, including at all regularly scheduled meetings

•
Chair of audit committee is a financial expert

•
Annually, the board evaluates itself, as a whole, and conducts 360 degree peer review of individual directors

•
The board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

2016 board activity highlights:

•
Adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the company

•
Reviewed and approved amendments to the core governing policies: the Code of Business Conduct and Ethics, the Whistleblower Policy, and the Disclosure, Confidentiality and Insider Trading Policy

•
Approved the filing of a preliminary short form prospectus in respect of equity offering and completed a $250 million bought deal financing

•
Received updates on the Tasiast 12K feasibility and 30K pre-feasibility studies

•
Approved Phase One of the Tasiast expansion project

•
Reviewed and approved the Cash Investment Policy

•
Continued with strong track record of consistent financial reporting

•
Received updates and reviewed issues relating to the company's material properties

•
Visited the mine site at Bald Mountain, Nevada post acquisition to discuss significant expansion and exploration potential of the site with management

About the nominated directors

The following tables sets forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2016. (Footnotes pertaining to the director nominees are on page 23.)

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

Continuing directors:

The following nominees were elected as directors at Kinross' 2016 annual meeting of shareholders and are being proposed for re-election at the meeting.

Ian Atkinson (67) | Independent

Mr. Atkinson was most recently the President & CEO and a Director of Centerra Gold Inc., a gold mining company, a position he held from May 2012 until his retirement at the end of 2015. Prior to that, he was Senior Vice President, Global Exploration from July 2010 to April 2012 and Vice President, Exploration from October 2005 to June 2010 of Centerra Gold Inc. From September 2004 to October 2005, he was Vice President, Exploration & Strategy of Hecla Mining Company, an international gold and silver mining company in Idaho, USA. During the years 2001-2004, he was an independent management consultant based out of Houston, Texas, USA. From July 1996 to June 1999 he was Senior Vice President, Exploration and from June 1999 to January 2001 he held the position of Senior Vice President, Operations & Exploration with Battle Mountain Gold Company in Houston, Texas, USA. He was Senior Vice President with Hemlo Gold Mines, Inc., Toronto, from September 1991 to July 1996.

From May 1979 to August 1991, he held various progressive leadership positions with Noranda Exploration Company Limited. From June 1978 to May 1979 he was Senior Geologist with Resource Associates of Alaska, Inc. and was Regional Geologist with McIntyre Mines Limited from April 1974 to May 1978. He was Field Geologist with Yvanex Developments Limited from May 1973 to March 1974.

Mr. Atkinson served on the board of the Prospectors and Developers Association of Canada and the World Gold Council. He was President of the Porcupine Prospectors and Developers Association. Mr. Atkinson holds a Bachelor of Science in Geology and a Master of Science in Geophysics from the University of London, England and a Diploma in surveying from the Imperial College, London, England.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	724,564,506	98.22	58.83

Withheld	13,119,177	1.78	1.07

2016 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Corporate Responsibility and Technical(8)	4 of 4 (100%)

Corporate Governance and Nominating(8)	3 of 3 (100%)

Public board memberships	Board committee memberships
Argonaut Gold Inc.	Audit Safety, Health, Environment, Sustainability and Technical

Globex Mining Enterprises Inc.	Audit, Governance, Compensation (Chair)

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016	nil	nil	21,831	21,831	110,000	N/A(3)

2015	nil	nil	nil	Nil	Nil

Change	nil	nil	21, 831	21,831	110,000

The Woodlands, Texas USA

Director since
February 10, 2016

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate Responsibility and sustainable development

•
Government relations

•
Governance/board

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

John A. Brough (70) | Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies, on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough has graduated from the Director's Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Professional Accountants of Ontario.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	673,675,723	91.32	54.70

Withheld	64,007,960	8.68	5.20

2016 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Audit and risk	4 of 4 (100%)

Human resource and compensation	6 of 6 (100%)

Public board memberships	Board committee memberships
Silver Wheaton Corp.	Audit (Chair), Governance and nominating

First National Financial Corp	Lead Director, Audit (Chair)

Canadian Real Estate Investment Trust (CREIT)	Audit (Chair), Investment

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016	nil	23,752	214,304	238,056	1,340,043	Yes – 213%

2015	nil	23,752	155,084	178,836	1,045,043

Change	nil	nil	59,220	59,220	295,000

Planned retirement(5) 2019

Toronto, Ontario, Canada

Director since
January 19, 1994

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Information technology

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Governance/board

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

John M. H. Huxley (71) | Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., and the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006. Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	681,600,939	92.40	55.34

Withheld	56,082,744	7.60	4.55

2016 board and committee membership	Attendance
Board of directors	7 of 8 (88%)

Audit and risk	4 of 4 (100%)

Human resource and compensation	5 of 6 (83%)

Corporate governance and nominating	4 of 4 (100%)

Public board memberships	Board committee memberships
Transeastern Power Trust	Audit (Chair), Compensation, Governance

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016	nil	41,337	202,099	243,436	1,923,552	Yes – 305%

2015	nil	41,337	174,497	215,834	1,786,052

Change	nil	nil	27,602	27,602	137,500

Planned retirement(5) 2017

Toronto, Ontario, Canada

Director since
May 31, 1993

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Senior Officer

•
Operations

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

•
Legal

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

Ave G. Lethbridge (55) | Independent

Ms. Lethbridge is currently EVP and Chief Human Resources and Safety Officer of Toronto Hydro Corporation, an electric company, a position that she has held since November 2013. During her career spanning 18 years, from 1998 to present, with Toronto Hydro, she has held various progressive senior leadership positions in areas encompassing environment, health and safety, corporate social responsibility, labour relations, workforce planning, talent management, succession planning and leadership development. From 1998 to 2002, she was Director, Organizational Development and Leader of Business Transformation Change; from 2002 – 2004 as Vice President, Organizational Development and Performance & Corporate Ethics Officer; from 2004 – 2007 as Vice President, Human Resources and Organizational Effectiveness; from 2008 – 2013 as Vice President, Organizational Effectiveness and Environment Health and Safety. Prior to joining Toronto Hydro, Ms. Lethbridge was Senior Manager with Scarborough Public Utilities from 1987 to 1997 and was a Human Resources Consultant with Great West Gas from 1981 to 1987.

Ms. Lethbridge holds a Master of Science degree in Organizational Development from the Pepperdine University, CA. She has completed the Directors' Education Program from the Rotman School of Management of the University of Toronto in 2011 and holds a designation from the Institute of Corporate Directors, (ICD) effective 2015. She completed the Strategic Organizational Change Program in 1998 and the Advanced Human Resources Management Program in 1996 from the University of Toronto, Rotman School of Business. She is a Certified Human Resources Executive (CHRE) since 2014 and Certified in Human Resources Management (CHRM) since 1994. She has also completed several financial literacy programs for executives and directors including courses from the Rotman School of Management of the University of Toronto and the Harvard Business School. Ms. Lethbridge also served on the board of governors for the Georgian College.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	706,815,411	95.82	57.39

Withheld	30,868,272	4.18	4.18

2016 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Audit and Risk	4 of 4 (100%)

Human resource and compensation	6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016(10)	nil	nil	81,599	81,599	341,900	N/A(3)

2015	nil	nil	32,417	32,417	81,667

Change	nil	nil	49,182	49,182	260,233

Toronto, Ontario, Canada

Director since
May 6, 2015

Skill/area of experience(6)

•
Managing or leading growth

•
Senior Officer

•
Operations

•
Information Technology

•
Human Resources

•
Financial Literacy

•
Corporate Responsibility and Sustainable Development

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

Catherine McLeod-Seltzer (56) | Independent

Ms. McLeod-Seltzer has been the Non-Executive Chairman and a director of Bear Creek Mining, a silver mining company, since 2003 and was the Non-Executive/Independent Chairman and a director of Pacific Rim Mining Corp until November, 2013. She had been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor's degree in Business Administration from Trinity Western University.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	688,263,888	93.30	55.88

Withheld	49,419,795	6.70	4.01

2016 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Public board memberships(11)	Board committee memberships
Bear Creek Mining Corporation	none

JDL Gold Corp.(11)	none

Major Drilling Group International Inc.	Compensation and Safety

Grenville Strategic Royalty Corp.	Compensation (Chair), Corporate Governance

Ms. McLeod-Seltzer will reduce the number of her board memberships to four (including Kinross) in 2017. See footnote 11.

Securities held
Year	Common share warrants (#)	Common share (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016	nil	12,296	167,221	179,517	1,163,499	Yes – 185%

2015	nil	12,296	141,626	153,922	1,035,999

Change	nil	nil	48,735	48,735	127,500

Vancouver, British Columbia, Canada

Director since
October 26, 2005

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Senior Officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

John E. Oliver (67) | Independent

Mr. Oliver retired after 41 years of working in retail corporate and investment banking at the Bank of Nova Scotia. He was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia leading specialist groups in oil and gas, technology, real estate, diversified industries and leisure and gaming. Mr. Oliver is the former Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and the former Vice Chair, Autism Nova Scotia. He was appointed the Independent Chairman of the company in August 2002.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	679,469,119	92.11	55.17

Withheld	58,214,564	7.89	4.73

2016 board and committee membership	Attendance
Board of directors, chair	8 of 8 (100%)

Human resource and compensation	6 of 6 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016	nil	7,360	342,490	349,850	2,290,318	Yes – 364%

2015	nil	7,360	297,825	305,185	2,067,818

Change	nil	nil	44,665	44,665	222,500

Planned retirement(5) 2018

Halifax, Nova Scotia, Canada

Director since
March 7, 1995

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Operations

•
Information technology

•
Human resources

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Government relations

•
Governance/board

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

Kelly J. Osborne (60) | Independent

Mr. Osborne was most recently the President and CEO and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.

From 1998 to 2002, he was a Mine Superintendent with Stillwater Mining Company and as Plant Manager from 1992 to 1998 with J.M. Huber Corporation, a Texas based multinational supplier of engineered materials. From 1984 to 1992, he was with Homestake Mining Company which later merged into Barrick Gold Corporation in 2002. Starting as Corporate Management Trainee, a position he held from 1984 to 1986, he progressed to the position of a Mine Planning Engineer, a position he held from 1986 to 1988 and as a Mine Captain from 1988 to 1992.

Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	725,810,463	98.39	58.93

Withheld	11,873,221	1.61	0.96

2016 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Corporate Responsibility and Technical	6 of 6 (100%)

Corporate Governance and Nominating	4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016(10)	nil	nil	55,845	55,845	233,990	N/A(3)

2015	nil	nil	31,756	31,756	80,000

Change	nil	nil	24,089	24,089	153,990

Horseshoe Bay, Texas, USA

Director since
May 6, 2015

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Senior Officer

•
Operations

•
Mining, global resource industry

•
Investment banking/mergers and acquisitions

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

•
Governance/board

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

Una M. Power (52) | Independent

Ms. Power is the former CFO and Senior Vice President of Nexen Energy ULC., a former publicly-traded oil and gas company that is a wholly-owned subsidiary of CNOOC Limited. During her career with Nexen spanning 24 years, she held various positions in areas covering financial reporting, financial management, investor relations, business development, strategic planning and investment. From 2009 to 2011, she was SVP, Corporate Planning and Business Development; from 2002 – 2009, Treasurer; from 1998 – 2002, Controller; and, from 1997 – 1998, Manager, Investor Relations. Prior to joining Nexen, Ms. Power was Senior Auditor with Deloitte & Touche from 1989 to 1992, and was staff auditor with Peat Marwick from 1987 to 1989.

Ms. Power is a Chartered Professional Accountant, Chartered Accountant and a Chartered Financial Analyst. She has completed the Advanced Management Program at the Wharton Business School, United States and INSEAD, France.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	725,782,032	98.39	58.93

Withheld	11,901,652	1.61	0.97

2016 board and committee membership	Attendance
Board of directors	8 of 8 (100%)

Audit and risk	4 of 4 (100%)

Corporate responsibility and technical	5 of 6 (83%)

Public board memberships	Board committee memberships
Bank of Nova Scotia	Audit, Human Resources

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units ("DSUs") (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs (CAD$)(1)	Meets share ownership requirement(2)

2016(10)	nil	nil	236,061	236,061	989,096	Yes – 157%

2015	nil	nil	186,879	186,879	643,462

Change	nil	nil	49,182	49,182	345,634

Calgary, Alberta, Canada

Director since
April 3, 2013

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Corporate responsibility and sustainable development

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

J. Paul Rollinson (55) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.

2016 general meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted	% on total outstanding shares of the company

For	650,105,380	98.60	56.71

Withheld	9,256,895	1.40	0.81

2016 board and committee membership(4)	Attendance
Board of directors	8 of 8 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Restricted Share Units (RSUs) (#)(7)	Total common shares and RSUs (#)(7)	Total at-risk value of common shares and RSUs (CAD$)(1),(7)	Meets share ownership requirement(2)

2016	nil	728,683	2,196,950	2,925,633	14,854,132	Yes – 210%

2015	nil	498,863	1,945,890	2,444,753	13,296,082

Change	nil	229,820	251,060	480,880	1,558,050

Options held
Date granted	Expiry date	Exercise price ($)	Options granted and vested (#)	Total unexercised (#)	At-risk value of options unexercised (CAD$)(9)

22/02/11	22/02/18	16.25	152,966	152,966	–

21/02/12	21/02/19	10.87	196,769	196,769	–

17/09/12	17/09/19	9.98	146,384	146,384	–

19/02/13	19/02/20	8.03	455,318	455,318	–

24/02/14	24/02/21	5.82	359,045	538,567	–

13/02/15	13/02/22	3.73	246,313	738,940	339,912

15/02/16	15/02/23	3.11	–	404,577	8,092

Total			1,556,795	2,633,521	348,004

Toronto, Ontario, Canada

Director since
August 1, 2012

Skill/area of experience(6)

•
Managing or leading growth

•
International

•
Senior officer

•
Operations

•
Mining or global resource industry

•
Investment banking/mergers & acquisitions

•
Financial literacy

•
Communications, investor relations, public relations and media

•
Corporate responsibility and sustainable development

•
Government relations

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

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DIRECTORS

1.
Greater of book or market value as at December 31, 2016. Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 30, 2016: CAD$4.19.

2.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See "Share ownership" for independent directors on page 26. For Mr. Rollinson, see "Share ownership" on page 51.

3.
Mr. Atkinson was appointed to the board on February 10, 2016 and has until February 9, 2021 to meet his share ownership requirement. Mr. Osborne and Ms. Lethbridge were appointed to the board on May 6, 2015 and have until May 5, 2020 to meet their shareholding requirement.

4.
Mr. Rollinson is not a member of any board committee as being the Chief Executive Officer, he is not an independent director.

5.
Mr. Huxley plans to retire on or before December 31, 2017, in order to facilitate an ongoing search and transition for a successor candidate. Over the years 2018 and 2019, Messrs. Brough and Oliver intend to retire and not stand for re-election at the indicated meeting of shareholders.

6.
See "Skills and experience" on page 24 for a description of such skills/experience.

7.
Includes 100% of restricted performance share units (RPSUs).

8.
Mr. Atkinson had fewer committee meetings to attend during 2016 since his appointment did not begin until February 10, 2016.

9.
Computed by multiplying the number of unexercised options to the difference between the December 31, 2016 closing price and the exercise price of options at the time of grant.

10.
Market value is greater than book value as at December 31, 2016.

11.
JDL Gold Corp. (JDL) has announced that it has entered into an arrangement agreement to combine its business with Luna Gold Corp. (Luna). The proposed transaction is expected to close around the end of March, 2017 resulting in the combined entity, Trek Mining Inc. (Trek). As noted in the press release issued by JDL and Luna dated February 1, 2017, Ms. McLeod-Seltzer will not be a board member of Trek. Consequently, by second quarter of 2017, Ms. McLeod-Seltzer will be on four public company boards including the board of Kinross Gold Corporation. Further, in the event of a delay in the closing of the proposed transaction, Ms. McLeod-Seltzer does not intend to stand for re-election at the 2017 annual meeting of JDL.

For a discussion regarding directors' compensation, please refer to page 25.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 24.

Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross' directors during the financial year 2016 can be found on page 101.

Cease trade orders, bankruptcies, penalties or sanctions

No director is, or within the ten years prior to the date hereof has:

a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

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Committee membership and independence

The table below shows the 2016 board committee membership of each independent director standing for re-election at the meeting.

Committees

	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility and technical committee	Human resource and compensation committee
Ian Atkinson		✓	✓

John Brough	chair			✓

John Huxley	✓	chair		✓

Ave Lethbridge	✓			✓

Catherine McLeod-Seltzer		✓	chair

John Oliver				chair

Kelly Osborne		✓	✓

Una Power	✓		✓

Skills and experience

The matrix below shows the mix of skills and experience of the board as at December 31, 2016 in areas that are important to the company's business. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth – experience driving strategic direction and leading growth of an organization	9

International – experience working in a major organization that has business in one or more international jurisdictions	8

Senior officer – experience as a CEO/COO/CFO of a publicly listed company or major organization	8

Operations – experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	9

Mining or global resource industry – experience in the mining industry, combined with a strong knowledge of market participants	5

Information technology – experience in information technology with major implementations of management systems	3

Human resources – strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2

Investment banking/mergers & acquisitions – experience in investment banking, finance or in major mergers and acquisitions	8

Financial literacy – senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	6

Communications, investor relations, public relations and media – experience in or a strong understanding of communications, public media and investor relations	7

Corporate responsibility and sustainable development – understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	7

Government relations – experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	6

Governance/board – experience as a board member of a major organization	6

Legal – experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

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Director compensation

Approach

The board retains the services of Mercer to complete a market review of the competitiveness of Kinross' director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under "Market and peer reviews" on page 48) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing their analysis, Mercer also reviews market trends in director compensation and detailed market data. The board decided not to change the directors' compensation for 2016.

Retainers and fees

The board has established a flat fee structure for all independent directors. The annual board membership retainer payable to independent directors is CAD $210,000. Since April 1, 2012, at least 50% of the board membership retainer is required to be paid in DSUs. On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

In addition to the board membership retainer, the chairs of each of the corporate governance and nominating and corporate responsibility and technical committees receive CAD $30,000 and the chair of the audit and risk committee receives an additional CAD $70,000. Other members of the corporate governance and nominating and corporate responsibility and technical committees receive an additional CAD $15,000 per committee and members of the audit and risk committee receive an additional CAD $20,000. The committee chairs do not receive additional member fees for being part of the committee.

The independent chair receives an additional CAD $235,000 but does not receive any fees for being a member of, and acting as chair of the human resource and compensation committee. Other members of the human resource and compensation committee receive an additional CAD $15,000. In addition, independent directors (other than the independent chair) receive a travel fee of CAD $2,000 per trip for travel from outside of Toronto to the board/committee meetings. The independent chair does not receive any travel fee.

Independent directors are also entitled to reimbursement of their reasonable board-related expenses.

The following table sets out details of the flat fee structure for independent directors for 2016:

2016 fees (CAD $)
Board chair (1)	$235,000

Board member	$210,000

Chair – Audit and risk committee	$70,000

Chair – Corporate responsibility and technical and Corporate governance(2)	$30,000

Member (excluding the Chair) – Audit and risk committee	$20,000

Member (excluding the Chair) – Corporate responsibility and technical, Corporate governance and nominating or Human resource and compensation	$15,000

1.
For 2016, CAD $445,000 in total with the inclusion of his board membership retainer.

2.
Mr. Oliver, as the independent chair of the board, does not receive a separate fee for being a member of, and acting as chair of the human resource and compensation committee.

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Deferred share units

The main purpose of the deferred share unit (DSU ) plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director's period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director's flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an independent director ceases to be a director, Kinross will make a cash payment to the director, equal to the market value of a common share on the date of departure, multiplied by the number of DSUs held on that date.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see "Compensation discussion and analysis" for executives starting on page 41). A summary of the compensation earned by Mr. Rollinson for 2016 is provided in the "Summary compensation table" on page 82.

Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which as of December 31, 2013 is 3 times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015.

In the event an independent director's holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross' Disclosure, Confidentiality and Insider Trading Policy ("Policy") prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the company's website at www.kinross.com.

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The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2016 and whether he or she met Kinross' independent director share ownership requirement as of that date.

Name	Eligible share holdings CAD ($)(1)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
I. Atkinson(3)	110,000	(520,000)	0.6	N/A

J. Brough	1,340,043	710,043	6.4	Yes

J. Huxley	1,923,552	1,293,552	9.2	Yes

A. Lethbridge(2)(3)	341,900	(288,100)	1.6	N/A

C. McLeod-Seltzer	1,163,499	533,499	5.5	Yes

J. Oliver	2,290,318	1,660,318	10.9	Yes

K. Osborne(2),(3)	233,990	(396,010)	1.1	N/A

U. Power(2)	989,096	359,096	4.7	Yes

1.
Greater of book or market value as at December 31, 2016. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares. Market value is calculated using the closing price of common shares as at December 30, 2016: CAD $4.19.

2.
Market value is greater than book value as at December 31, 2016.

3.
Ms. Lethbridge and Mr. Osborne were appointed to the board on May 6, 2015 and have until May 5, 2020 to meet their shareholding requirement. Mr. Atkinson was appointed to the board on February 10, 2016 and has until February 9, 2021 to meet his shareholding requirement.

As CEO of the company, Mr. Rollinson's share ownership requirements are described under "Share ownership" on page 51.

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Director compensation table

The following table sets out the fees earned by independent directors who served as directors during 2016 and the proportion of fees taken in the form of DSUs.(6)

Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$(1)	Total Fees Earned in US$(3)	2016 Total DSUs value vested or earned in US$(2)(5)	Value of all outstanding DSUs as at Dec 31, 2016 in US$(4)
I. Atkinson	143,374	N/A	N/A	20,482	8,938	172,794	68,129	68,129

J. Brough	156,408	N/A	52,136	11,172	4,469	224,185	184,803	668,780

J. Carrington(5)	65,170	N/A	N/A	9,310	N/A	74,480	21,133	688,457

J. Huxley	156,408	N/A	22,344	26,068	5,958	210,778	86,137	630,692

A. Lethbridge	156,408	N/A	N/A	26,068	N/A	182,476	153,480	254,647

C. McLeod-Seltzer	156,408	N/A	22,344	11,172	7,448	197,372	79,872	521,850

J. Oliver	156,408	175,028	N/A	N/A	N/A	331,436	139,385	1,068,816

K. Osborne	156,408	N/A	N/A	22,344	8,938	187,690	75,174	174,276

U. Power	156,408	N/A	N/A	26,068	7,448	189,924	153,480	736,679

TOTAL	1,303,400	175,028	96,824	152,684	43,198	1,771,135	961,595	4,812,327

1.
Travel fees are paid in cash for all directors.

2.
Value as at Dec 31, 2016 of the 2016 compensation taken as DSUs.

3.
Portion of fees taken in cash and/or DSUs: All directors took 50% of fees in DSUs and 50% in cash with the exception of Mr. Brough and Mses. Lethbridge and Power who took all of their fees in DSUs.

4.
Value as at Dec 31, 2016, of all outstanding DSUs, including dividends on DSUs of prior years. Please refer to the narrative under "Deferred Share Units" on page 26 for a description of the methodology used to grant and value DSUs.

5.
Only until May 10, 2016 as Mr. Carrington did not stand for re-election at the 2016 shareholders' meeting.

6.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using an exchange rate of CAD $1=US$0.7448.

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Board committee reports

Audit and risk committee

Members

John A. Brough (Chair)	John M. H. Huxley	Ave Lethbridge	Una M. Power

The audit and risk committee is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110 ) and at least two members, Mr. Brough the chair, and Ms. Power are audit committee financial experts in accordance with the NYSE standards and U.S. Securities and Exchange Commission (SEC) requirements. The audit and risk committee has a written charter setting out its responsibilities.

Generally, the audit and risk committee is responsible for overseeing:

•
the integrity of Kinross' financial statements,

•
the independent auditors' qualifications and independence,

•
the performance of the internal audit functions, and

•
the process for identifying and managing business risks.

The committee monitors Kinross' financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee

•
reviews the principal risks of Kinross' business and operations, and any other circumstances and events that could have a significant impact on the company's assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the audit and risk committee met four times in 2016, on each occasion also meeting independent of management. The committee fulfilled its mandate by doing the following, among other things:

•
received reports from the disclosure committee chair,

•
reviewed and recommended for approval financial statements, management's discussion and analysis and financial information contained in press releases,

•
obtained treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved 2016 internal audit plan,

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•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

•
obtained reports from the external auditors,

•
met with management separately,

•
reported to the full board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross' risk management activities including the operationalization of the enterprise risk management system,

•
received updates on material claims (actual contingent or potential) and material legislative changes,

•
received reports on and considered the company's compliance practices and whistleblower reports, and

•
reviewed and recommended for approval the revised cash investment policy.

Additional information regarding the company's audit and risk committee is contained in the company's annual information form (AIF) under the heading audit and risk committee and a copy of the audit and risk committee charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, under the company's profile on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"John A. Brough"
Chair, audit and risk committee

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Corporate governance and nominating committee

Members

Ian Atkinson	John M. H. Huxley (Chair)	Catherine McLeod-Seltzer	Kelly J. Osborne

The corporate governance and nominating committee is composed entirely of independent directors. The mandate of the corporate governance and nominating committee has been formalized in its written charter. The committee's mandate continues to include responsibility for developing the company's approach to matters of corporate governance, responsibility for identifying and proposing new qualified nominees to the full board, for assessing directors on an on-going basis and to review and make recommendations to the board as to all such matters.

Generally, the corporate governance and nominating committee's mandate includes:

•
assisting the independent chair in carrying out his responsibilities,

•
annually reviewing the board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chairman with the evaluation of the board as a whole,

•
receiving periodic reports under the company's whistleblower program,

•
recommending procedures to enable the board to meet on a regular basis without management,

•
adopting procedures to ensure that the board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to the full board on corporate governance matters,

•
reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,

•
analyzing the needs of the board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the board for the election of nominees to the board,

•
continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The corporate governance and nominating committee maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see "Skills and experience" on page 24).

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In carrying out its mandate, the corporate governance and nominating committee met four times in 2016, and met independent of management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:

•
verified the independence of the directors,

•
reviewed external corporate governance surveys and improvements that could be made to Kinross' practices,

•
received reports on the whistleblower program and considered the company's compliance practices,

•
conducted a 360 degree peer review in accordance with previously approved processes (see "360 degree peer review" on page 99), reviewed the completed board self-evaluation forms, individual director evaluation forms and the evaluation forms of the independent chair and the chief executive officer,

•
provided feedback to the full board regarding the above evaluations,

•
assessed the company's directors and officers liability insurance needs,

•
reviewed and made recommendations to the updated core policies of the company, and

•
completed a nomination process and recommended for approval the appointment of a new director.

The Corporate Governance Guidelines and the charter of the corporate governance and nominating committee are available on the company's website at www.kinross.com or upon request to the Corporate Secretary.

"John M. H. Huxley"
Chair, corporate governance and nominating committee

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Corporate responsibility and technical committee

Members

Ian Atkinson	Catherine McLeod-Seltzer (Chair)	Kelly J. Osborne	Una M. Power

The corporate responsibility and technical committee is composed entirely of independent directors. The mandate of the corporate responsibility and technical committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.

This includes:

•
providing advice to assist management in achieving the objectives set out in the Kinross environmental policy and framework, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs obtaining periodic reports on such programs,

•
reviewing the qualifications of individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management, the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimates,

•
reviewing and commenting on items in the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
considering with management, the technical aspects of the company's material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing identification of risks related to exploration, development, and operating activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the company's exploration, development, operating activities, mineral reserves or mineral resources.

In carrying out its mandate, the corporate responsibility and technical committee met six times during 2016, on each occasion also meeting independent of management. The committee fulfilled its responsibilities by doing the following, among other things:

•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

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•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the company's community and government relations initiatives, and on the implementation of the company's corporate responsibility strategy,

•
received an update on the Tasiast 12K feasibility and 30K pre-feasibility studies,

•
recommended to the board for approval the Tasiast Phase 1 expansion program,

•
received an update on tailings management from the external independent tailings examiner,

•
reviewed and recommending to the board for approval, the 2017 operations and exploration budget, and

•
received an update on the company's material properties.

The committee also provided feedback and advice to management regarding the above matters and reported to the full board on environmental, health, safety, project permitting and corporate responsibility matters related to the company's operations and activities.

A copy of the corporate responsibility and technical committee charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"Catherine McLeod-Seltzer"
Chair, corporate responsibility and technical committee

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Human resource and compensation committee

Members

John A. Brough	John M. H. Huxley	Ave Lethbridge	John E. Oliver (Chair)

The human resource and compensation committee, which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers (including NEOs), directors and employees of the company.

For the purpose of its mandate, the human resource and compensation committee reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company's compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.

In 2016, the human resource and compensation committee engaged Mercer to provide it support in determining compensation for the company's senior executive officers and directors during the most recently completed financial year (see "Independent advice", page 46). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see "Executive Compensation" starting on page 41 and "Compensation governance" on page 41.

The human resource and compensation committee annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. The mandate of the human resource and compensation committee has been formalized in a written charter.

In carrying out its mandate, the human resource and compensation committee met six times in 2016, on each occasion also meeting independent of management.

In fulfilling its mandate in 2016 with respect to total compensation, the human resource and compensation committee:

•
approved equity grants,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed and approved the human resources strategy for 2016,

•
reviewed the existing compensation model including the philosophy, methodology and program design,

•
examined and approved the 2016 comparator groups,

•
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the TSX 60, as discussed on page 50,

•
"Stress tested" executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings,

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•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

•
reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed internal and external candidates identified for each position,

•
reviewed and recommended all compensation matters as it related to the senior executives including employment offers, promotions and severance arrangements,

•
compared Kinross' performance relative to the comparator group and benchmarks,

•
completed an assessment of performance results relative to the strategic plan of the company and the annual four point plan,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters,

•
reviewed all of the company's global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the company and provided guidance where necessary.

A copy of the human resource and compensation committee charter is available upon request to the Corporate Secretary and on the company's website at www.kinross.com.

"John E. Oliver"
Chair, Board of Directors
Chair, human resource and compensation committee

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EXECUTIVE COMPENSATION

Executive Compensation

Letter to shareholders

I am very pleased to share some highlights from another strong year for Kinross and to outline our 2016 compensation decisions which were based on that performance.

 2016 Company Performance Highlights

In 2016, Kinross continued to focus on delivering consistent operational results in a safe and responsible manner, maintaining balance sheet strength, and developing our organic development projects. These are the main objectives within the control of management that we know are adding long-term value for shareholders.

Last year was a strong year for Kinross – both in terms of operational results and the advancement of key organic development projects. Highlights include:

John E. Oliver (Chair of the board)
•
Delivered excellent results on safety, the environment and community relations, with 97% of the workforce from host countries, zero reportable spills, and more than $2 billion spent in countries where we operate through local purchasing, taxes and wages

•
Achieved record production of 2.8 million gold equivalent ounces

•
Met or outperformed guidance on production, production cost of sales, and all-in sustaining cost(1) for the fifth consecutive year

•
Delivered operating cash flow of $1.1 billion, a 32% increase over the previous year

•
Maintained balance sheet strength and ended the year with $827 million in cash and cash equivalents and approximately $2.3 billion in liquidity, giving the company the financial flexibility to fund our organic development projects

•
Delivered one-year total shareholder returns of more than 70%, ranking fourth among the 13 companies in our performance peer group

•
Completed the acquisition and integration of Bald Mountain and the remaining 50% of Round Mountain

•
Advanced key organic development projects which offer opportunities to expand production and extend mine life, including:

  •     Launching the Tasiast Phase One construction and the Phase Two feasibility study

  •     Advancing Bald Mountain expansion opportunities and doubling the site's proven and probable mineral reserve estimate

  •     Commencing the Round Mountain Phase W feasibility study

  •     Developing the high-grade September Northeast and Moroshka deposits in Russia

•
Continued to maximize value at existing sites, such as the extension of mining at Kettle River-Buckhorn, identification of additional opportunity at Fort Knox, and tailings reprocessing at Paracatu

•
Strengthened the senior leadership team to align with our focus on technical and operational strength

To achieve these results, management successfully addressed a challenging gold price environment and identified and capitalized on opportunities for the long-term success of the company:

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Acquisition of Nevada assets

The acquisition of Bald Mountain and 50% of Round Mountain was an opportunistic strategic move made during a challenging gold price environment to add quality assets that fit well with the Kinross portfolio. The deal demonstrated management's prudent and disciplined approach to acquisitions, as it added quality assets while preserving balance sheet strength and liquidity.

The addition of Bald Mountain allowed us to leverage our existing strength and workforce in the U.S., expand our footprint in Nevada, one of the best mining jurisdictions in the world, and add to the company's production profile. Management recognized the significant upside potential at Bald Mountain, which is located in a large, underexplored land package: an opportunity to reduce costs, improve productivity, and carry out exploration to add resources and add to mine life. In 2016, Kinross was able to realize the asset's upside potential by doubling proven and probable reserve estimates and potentially extending mine life. Also, at Round Mountain, Kinross has commenced the Phase W expansion feasibility study to potentially extend mine life at one of the most consistent operations in the company's portfolio.

Prudent two-phased expansion at Tasiast

To minimize risk and ensure the strength of our balance sheet in a volatile gold price environment – while at the same time recognizing the need for growth – Kinross deferred the original expansion plan at Tasiast and developed a unique two-phased approach. The phased approach ensured that a number of potential risk items were addressed and mitigated in advance of beginning the expansion. Phase One development is now underway and is expected to almost double production and reduce operating costs by nearly half when it comes into full production, which is expected in Q2 2018. In parallel, Kinross commenced a feasibility study for the Phase Two expansion, demonstrating a prudent approach in developing this world-class deposit. Phase Two, if approved, is expected to again double production, significantly reduce costs and extend mine life. The market reacted positively to the phased expansion approach, as it strikes the right balance between a manageable investment and reduced execution risk, while preserving the attractive growth opportunity at Tasiast.

Extending life of mine at Kupol

At Kupol, which has been one of our most profitable mines, consistently outperforming its goals, we successfully advanced two high-grade projects to extend mine life: September Northeast, located 15 kilometers from Dvoinoye, where stripping has now commenced, and Moroshka, located four kilometers from Kupol, which is expected to begin mining in the first half of 2018.

We have also refocused exploration efforts within the existing mine footprint at Kupol, where mineralization is open in certain zones. The company's recent review of Kupol generated a series of extension targets. Drilling is planned to evaluate potential additions to mineral reserves and mineral resources from these extension areas.

Balance sheet strength

Maintaining balance sheet strength has been a key priority at Kinross and a foundation of our success. All investment decisions are based on ensuring we preserve our balance sheet strength, which remains one of the best in our peer group.

Kinross ended 2016 with $827 million in cash and cash equivalents and $1.43 billion in available credit for total liquidity of $2.3 billion, no debt maturities until 2020, and a trailing net debt to EBITDA(2) of 0.8. This leaves the company in an excellent position to fund the pipeline of organic development projects while maintaining the financial flexibility to capitalize on any potential opportunities for the longer term.

In the board's assessment, the company had a strong year, and we are very pleased with the efforts of management to deliver value both in 2016 and for the longer term. We have engaged in very productive discussions regarding the future direction of Kinross and are excited about the prospects for the coming years.

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Changes to the Senior Leadership Team

As announced in Q3 2016, Mr. Warwick Morley-Jepson left the company effective December 31, 2016 to pursue new opportunities. Effective January 1, 2017, two new members were added to the Senior Leadership Team (SLT ): Mr. Lauren Roberts, Senior Vice-President and Chief Operating Officer, and Mr. Paul Tomory, Senior Vice-President and Chief Technical Officer. These changes emphasize our technical capabilities at the leadership level and reinforce the importance of operational excellence. It also allows for a more refined focus on both operations and projects, with clear mandates for both roles.

Our Named Executive Officers for 2016 include the four continuing SLT members (Messrs. Rollinson, Giardini and Gold, and Ms. Jardine), and Mr. Roberts. Mr. Roberts' 2016 compensation reflects his prior role as Senior Vice-President, Corporate Development.

2016 Compensation Highlights

As outlined above, 2016 was a strong year, delivering positive shareholder returns and solid operational performance and advancing organic growth opportunities in all regions. The compensation decisions made by the board reflect that performance:

•
Our assessment of company performance focuses on key items that are within management's control. We also consider shareholder returns. Strong performance on all measures, particularly on balance sheet, costs and total shareholder returns, resulted in a company performance score of 107% of target. Details on company performance against each of the 2016 performance measures are provided on page 70.

•
Each member of the 2016 SLT contributed to the strong company performance. Achieving our targets required that management overcome a range of complex challenges through a determined collective and integrated effort to mitigate issues and achieve the goals. As a result, equal individual performance scores of 103.5% for our four continuing SLT members were awarded, in recognition of both their individual performance and collective contribution. Details relating to each individual's contributions are provided on page 76.

•
Total compensation for the CEO is up 3% over 2015 reflecting stronger company performance. The majority of this increase was in the form of long-term equity incentives (LTI ), which made up 56% of his total direct compensation.

•
Compensation for the other NEOs is generally flat or has decreased year-over-year primarily as a result of changes in roles that occurred either in 2015 or 2016. The aggregate total compensation for all NEOs is down approximately 10% when compared to 2015.

•
We continue to deliver a significant portion of compensation in the form of equity, with LTI making up 50% or more of total direct compensation for the continuing SLT members. Consistent with our approach in 2015, performance share units (PSUs) make up 50% of the LTI component.

•
No salary increases were granted to SLT members in 2016, reflecting the market conditions at the time. For 2017, the four continuing SLT members will receive increases to recognize performance and better align to the market and internal equity following two years of salary freezes. In addition, our two new SLT members will receive salary increases to bring their salaries in line with their new roles and responsibilities. Details on NEO base salaries are provided on page 56.

•
No changes were made to Director compensation in 2016, nor are any planned for 2017.

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Reviewing our compensation programs

Each year, we review our compensation programs for alignment with company strategy and best practices. This is an all-encompassing review, covering the design of our incentive and equity plans, performance metrics used in these plans, pay mix, target compensation levels, comparator group composition, share ownership guidelines, and executive pension and benefits. An important part of our comprehensive review includes careful and close consideration of feedback from shareholders and the proxy advisory firms.

Since 2012, we have given our shareholders an opportunity to vote on our approach to executive compensation. We carefully consider the results of that vote with a view to understanding any concerns. In addition, for the past three years, we have reached out to shareholders to discuss governance and compensation matters, targeting our largest shareholders, and those who have expressed concerns through their votes. In 2016, we reached out to 20 of our largest shareholders, representing about 40% of our outstanding shares, as well as the two primary proxy advisory firms. Overall, these conversations were very positive. Key areas of discussion related to board succession planning, performance metrics used to determine compensation, and environmental, social and governance (ESG) matters. For details on this outreach, please see "Say on pay and shareholder engagement" on page 42.

During our 2016 review of our compensation programs, we considered the strong support for our "say on pay" vote, and the feedback we received from our shareholders through our outreach program. The feedback indicated overall satisfaction with our governance and compensation programs, and recognition of the changes we have made in recent years to our programs and disclosure. While no significant changes were made to our compensation program in 2016, we are continuing to review and evaluate alternative performance measures which could be used in our long-term incentive program in response to shareholder feedback.

Shareholder engagement has become an important part of 'how we do business', and we expect to continue our annual outreach.

Sincerely,

John E. Oliver
Chair of the Board and Chair of the Human Resource and
Compensation Committee

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2016.

2.
EBITDA is a non-GAAP measure and may not be comparable to measures used by other companies. EBITDA is calculated as operating earnings less depreciation, impairment and certain other items excluded from adjusted earnings and certain non-cash charges.

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Executive compensation discussion and analysis

Philosophy and approach

The following summarizes Kinross' compensation philosophy for the senior leadership team, outlining the key objectives of this program, as well as the key features which support meeting these objectives:

Kinross' executive compensation program covers the senior leadership team: the President and Chief Executive Officer (CEO) and his direct reports. Four of the five named executive officers (NEOs) were members of the senior leadership team in 2016. Mr. Lauren Roberts participated in our Canadian Vice-President compensation program. Both of these programs include base pay, a short-term cash incentive and long-term equity incentives, as well as pension and other benefits.

Compensation governance

Compensation oversight

Oversight of Kinross' director and executive compensation programs falls under the human resource and compensation committee.

Four independent directors currently sit on the human resource and compensation committee. The board determined that the composition of the committee should include the chair of the board and the chairs of the corporate governance and nominating committee and the audit and risk committee so that the human resource and compensation committee may benefit from input from their respective committees and expertise.

The committee also includes directors with ongoing direct industry involvement and relevant legal background, resulting in a well-rounded skill and knowledge base. All such directors are independent, and their average tenure on the human resource and compensation committee is more than ten years.

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All of the human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. In addition, one member has specific experience and expertise in executive compensation and human resources management, and one member serves on the compensation committees of other public issuers.

All of the members of the human resource and compensation committee are financially literate.

Three human resource and compensation committee members are also members of the audit and risk committee thus helping ensure that material risks identified by the audit and risk committee are considered in determining executive compensation.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under "About the nominated directors", starting on page 13.

Say on pay and shareholder engagement

Kinross is committed to engaging with its shareholders on a range of matters, from company performance to corporate responsibility, and from governance to executive compensation (see also "About shareholder engagement" on page 103). Over the past year, Kinross board members and senior executives have engaged with our shareholders on a number of occasions to discuss items of interest to those shareholders.

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company's approach to executive compensation. Following each annual general meeting, all voting results, including the results of the "say on pay" vote, are publicly filed under the company's profile on the SEDAR website at www.sedar.com. Our "say on pay" voting results are summarized below.

Year	Votes "for" (%)
2011	95.67

2012	78.47

2013	78.34

2014	74.75

2015	94.11

2016	88.76

In 2014, we initiated a shareholder outreach program specific to compensation and governance where we contacted shareholders who had holdings totalling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. This program was very successful, leading to a very productive dialogue between Kinross management and the board, and key shareholders. As a result, we have made this outreach an annual event, and met with shareholders during late 2015 / early 2016, and again in 2016-17.

The feedback we receive during these meetings is shared with the human resource and compensation committee and considered when reviewing our compensation programs. Over the past three years, it has been a factor that has influenced a number of changes that we have made to our compensation and governance programs.

In 2016, we reached out to twenty of our largest shareholders holding, in aggregate, about 40% of our issued and outstanding shares, and the two top proxy advisory firms. In selecting the shareholders to whom we reached out, we considered not only the size of their shareholdings, but also those whose proxy voting indicated possible concerns so we could better understand their views and explain our approach. These meetings were very positive, and overall indicated support for our executive compensation and governance programs. There were three key areas raised by shareholders for discussion in these meetings:

•
Board tenure, succession and refresh: This has been an area of focus for Kinross in recent years, and we have taken a number of steps to address this matter, including implementing term limits in addition to a mandatory retirement age and

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  enhancing our disclosure regarding upcoming planned retirement dates. We shared with investors the changes that have taken place to our board since we began our outreach in 2014. In this period, six board members have left the board, three new members have been added, and we have reduced the size of the board from 12 members to nine. We also outlined our process for identifying successors for retiring board members and ensuring a balance of skills, experience and tenure on the board.

•
Performance measures in incentive plans: Over the past several years, we have significantly enhanced our disclosure regarding our incentive plan measures, added relative total shareholder returns as a measure in our short-term incentive plan, and better aligned these measures to our company strategy. In our discussions with shareholders, we outlined our approach for selecting performance measures for our incentive plans, aligned to company priorities and strategy, and focused on items within the control of management that are expected to impact long-term shareholder value. We also discussed how we establish target performance levels, and confirmed that on all the SLT measures, a minimum level of performance (threshold) is required before any payout is earned. In addition, based on feedback from shareholders, we are continuing to assess the possibility of including either a return measure or a per share financial metric in our long-term incentive program. Significant work was done on this front in 2016, and continues in 2017. Shareholders were pleased to see that we incorporate environment, social and governance (ESG) matters in our incentive programs.

•
Performance Share Units: We have increased the proportion of equity granted in the form of restricted performance share units (RPSUs) in recent years, and since 2015, 50% of the equity granted to SLT members under our long-term incentive plan has been in the form of RPSUs. We assured shareholders that we intend to continue with that weighting.

In discussing our compensation and governance programs, shareholders acknowledged that they had seen and appreciated some of the improvements we had made to our programs in recent years, and to our disclosure. Overall, our shareholders indicated they were satisfied with our approach to executive compensation and governance. We look forward to continuing these discussions in 2017.

Managing risk

Within the context of Kinross' risk oversight practices, the human resource and compensation committee seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the company's strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices that we believe help mitigate risk in this program:

What we do

✓    Link incentive compensation measures to strategic and annual objectives

✓    Use diversified measures to assess company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure

✓    Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement (from one to seven years)

✓    Tie pay to performance by having more than 78% of NEO total direct compensation "at-risk", with annual incentive awards determined based on operational and relative performance

✓    Cap incentive payments (150% of target on short-term incentives, and 200% of target on RPSU vesting)

✓    Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards, and increasing the weighting on performance-based equity while decreasing the weighting on stock options

✓    Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range

✓    Align interests of executives with those of shareholders through meaningful share ownership guidelines

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✓    Use an independent compensation advisor

✓    Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures

✓    Provide shareholders with a "say-on-pay" and conduct an annual shareholder outreach

✓    Maintain compensation recoupment policies

✓    Maintain double-trigger change of control provisions in executive agreements

✓    Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs

✓    Implement equity plans that prohibit option cash buyouts and repricing

✓    Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares

What we don't do

☒    Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs

☒    Credit additional years of service not earned in the retirement plan

☒    Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits

☒    Reprice or reload options

☒    Provide loans to executives

☒    Provide excise tax gross-ups for change-in-control payments

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

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As part of its compensation risk review in 2016, the human resource and compensation committee completed the following:

Reviewed "risk" in Kinross' global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the company.

Process	The human resource and compensation committee reviewed Kinross' compensation programs, practices and documentation in the context of:
• incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;
• Canadian Securities Administrators' examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and
• key business risks.
Internal audit and risk has reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome	The human resource and compensation committee has reviewed Kinross' compensation programs and practices, and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the human resource and compensation committee is comfortable that Kinross' key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team's compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to determine if rewards are appropriate under various scenarios.

Process	The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
• base salary fixed at current levels;
• short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);
• all outstanding LTI at a range of possible future values:
• share prices ranging from -30% up to +120%; and
• RPSUs vesting at 50%, 100% and 150% of granted units.
In addition, the human resource and compensation committee reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome	The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross' compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

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Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers, and review the effectiveness of the compensation program in aligning pay to performance.

Process	The human resource and compensation committee reviewed a range of realized and realizable pay calculations, as follows:
	•	Reviewed both realized pay and realizable pay for the CEO calculated using Equilar, ISS and Conference Board Working Group methodologies;
	•	Compared realized / realizable pay and performance to six key gold comparators, and the full comparator group over a three year period (2013-2015); and
	•	Considered several different readily available performance measures: net income, revenue growth, total shareholder returns, and change in operating cash flow.

Outcome	The human resource and compensation committee is satisfied that realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Kinross' realized pay ranked among the lowest of the key gold comparators, aligned to relative total shareholder returns, while realizable pay positioning varied based on the methodology. In addition, the committee recognized that Kinross' operating performance was equal to or better than many competitors during this period, yet realized pay for the CEO was significantly lower than that for key comparators.

Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer ) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer's mandate includes:

•
Competitive market benchmarking analysis for the senior leadership team;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Mercer is a wholly-owned subsidiary of Marsh & McLennan Companies (MMC ), and as such is affiliated with a number of other specialized organizations also owned by MMC, such as Oliver Wyman, Marsh Canada, and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.

Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other MMC companies. As such, fees paid by Kinross to Marsh Canada of $1,715,395 do not impact or influence the compensation paid to Kinross' board advisor. The board is confident that Mercer's independence and objectivity is not compromised by the relationships the company has with other MMC entities, and continues to consider Mercer to be independent. Detailed below is the SEC six factor independence test which is reviewed annually by Kinross' human resource and compensation committee.

1.
Provision of other services to Kinross Gold Corporation by the adviser's employer

2.
Amount of fees received from Kinross Gold Corporation by the adviser's employer as a percentage of employer's annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the adviser designed to prevent conflicts of interest

4.
Any business or personal relationship of the adviser with a member of the compensation committee

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5.
Any stock of the issuer owned by the adviser or his or her immediate family

6.
Any business or personal relationship of the adviser with an executive officer at Kinross Gold Corporation

Although Mercer provides independent advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2016, Mercer conducted a competitive benchmarking analysis for the NEOs and other members of the senior leadership team and independent directors, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters. Mercer attended all or part of the human resource and compensation committee meetings.

The human resource and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation related services. From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The human resource and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services.

Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

Services provided	2016 (US$)(1)	Services provided	2015 (US$)(1)
Executive compensation-related fees	$68,399	Executive compensation-related fees	$80,266

Competitive benchmarking analysis for the NEOs and independent directors		Competitive benchmarking analysis for the NEOs and independent directors

Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure

Governance updates		Governance updates

Attendance at human resource and compensation committee meetings		Attendance at human resource and compensation committee meetings

Other fees – Mercer	$64,601	Other fees – Mercer	$59,999

Published surveys, industry forums and data, cost of living report		Published surveys, industry forums and data, cost of living report

Global mobility membership

Other fees – affiliated organizations	$1,715,395	Other fees – affiliated organizations	$2,273,683

Marsh Canada Limited – insurance brokerage fees and insurance claim advocacy		Marsh Canada Limited – insurance brokerage fees and insurance claim advocacy

1.
Fees paid to Mercer and affiliated companies were either in United States dollars, or in Canadian dollars and converted to United States dollars for purposes of this table using the following US$ exchange rates for CAD $1.00: 2016 – 0.7448; 2015 – 0.722500.

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Annual review and decision-making

Meeting the objectives of the company's executive compensation program requires careful consideration of several key factors:

•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under "Compensation governance" on page 41.

The human resource and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on changes made as a result of the 2016 review are described in the following sections.

Market and peer reviews

To ensure that our executive compensation program continues to "enable Kinross to attract and retain high performing executives", the human resource and compensation committee approves the companies in Kinross' compensation comparator group on an annual basis. In 2016, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a company needed to meet the criteria noted.

In completing this review and making changes, the committee:

•

Considered shareholder feedback relating to the composition of the comparator group;

•

Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets; and

•

Looked to keep a high proportion of the comparator group in the gold mining sector.

As a result of this review, the committee made only one change to the companies included in the comparator group, removing Peabody Energy Corporation which had filed for bankruptcy protection.

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The following is the 2016 compensation comparator group:

			Market Cap (US$millions)

Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations(2)	5 Year Average (2011-2015) (US$)(1)	Dec 31/15 (US$)(1)
Barrick Gold Corporation (ABX)	Gold	Argentina, Australia, Canada, Chile, Dominican Republic, Papua New Guinea, Peru, Saudi Arabia, United States, Zambia	$28,346	$8,628

Goldcorp, Inc. (G)	Gold	Argentina, Canada, Dominican Republic, Guatemala, Honduras, Mexico	$25,813	$9,602

Newmont Mining Corporation (NEM)	Gold	Australia, Ghana, Suriname, Peru, United States	$18,697	$9,528

Teck Resources Limited (TCK)	Diversified Metals & Mining	Canada, Chile, Peru, United States	$16,222	$2,226

Newcrest Mining Limited (NCM)	Gold	Australia, Côte d'Ivoire, Indonesia, Papua New Guinea	$15,397	$7,685

Encana Corporation (ECA)	Oil & Gas Exploration & Production	Canada, United States	$14,439	$4,320

Agrium Inc. (AGU)	Fertilizers & Agricultural Chemicals	Argentina, Australia, Brazil, Canada, Chile, Egypt, France, Germany, Italy, Romania, United States, Uruguay	$13,811	$12,342

AngloGold Ashanti Limited (AU)	Gold	Argentina, Australia, Brazil, Colombia, Democratic Republic of Congo, Ghana, Guinea, Mali, Tanzania	$9,531	$2,781

First Quantum Minerals Ltd. (FM)	Diversified Metals & Mining	Australia, Finland, Mauritania, Spain, Turkey, Zambia	$9,462	$2,577

Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada, Kazakhstan, United States	$8,102	$4,886

Yamana Gold Inc. (YRI)	Gold	Argentina, Brazil, Canada, Chile	$8,024	$1,760

Randgold Resources Limited (RRS)	Gold	Democratic Republic of Congo, Côte d"Ivoire, Mali	$7,606	$5,691

Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	$7,118	$5,735

Eldorado Gold Corp. (ELD)	Gold	Greece, Turkey	$6,404	$2,125

Gold Fields Limited (GFI)	Gold	Australia, Ghana, Peru, South Africa	$6,403	$2,116

Cliffs Natural Resources Inc. (CLF)	Steel	Australia, United States	$5,054	$243

New Gold Inc. (NGD)	Gold	Australia, Canada, Mexico, United States	$3,428	$1,186

IAMGOLD Corporation (IMG)	Gold	Burkina Faso, Canada, Mali, Suriname	$3,357	$560

1.
Source of market capitalization: Bloomberg, using US Ticker.

2.
Scope of operations information was gathered from each company's corporate website.

The following charts show Kinross' size relative to the comparator group, as well as the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):

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Comparator group by industry

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the company's senior leadership team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits) and market best practices. In addition, the human resource and compensation committee reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross' compensation relative to the general Canadian market.

Each compensation element for each NEO is reviewed against the 50th percentile and the 75th percentile for comparable positions within the comparator group. The company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive's actual total compensation in any given year, including the number of applicable comparator positions, internal equity, unique roles and responsibilities and company and/or individual performance. Emphasis is placed on incentive or "at-risk" compensation. Where executive performance is below expectations, total compensation will be lower relative to the market; where executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.

In addition, the company maintains a performance peer group, which is limited to the 12 gold companies in the compensation comparator group. As these companies are subject to the same commodity cycle and price pressures, we believe they are the most relevant group for assessing performance. The human resource and compensation committee considers this peer group when assessing Kinross' relative total shareholder returns and relative performance on other metrics.

Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and "at-risk" compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross' long-term strategy and the interests of shareholders, and reinforce Kinross' strategic performance and execution of strategic objectives. The human resource and compensation committee has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short- and long-term incentives) for senior executives. The target mix is reviewed annually to ensure that it continues to be effective, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix.

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The mix in direct compensation achieved in 2016 for Kinross' CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under "Components of Executive Compensation" starting on page 55.

2016 compensation mix – President and CEO
Paul Rollinson	Actual (US$)

Base salary	968,240

Short-term incentive	1,533,693

Equity – RPSUs	1,573,390

Equity – RSUs	944,034

Equity – options	629,356

Total equity	3,146,781

Total "at-risk" compensation	4,680,473

2016 average compensation mix – Other NEOs
Other NEOs (excluding CEO)	Actual (US$)

Base salary	438,501

Short-term incentive	434,125

Equity – RPSUs	452,326

Equity – RSUs	308,520

Equity – options	182,211

Total equity	943,057

Total "at-risk" compensation	1,377,182

Compensation is in Canadian dollars and was converted to United States dollars for purposes of these graphs using the exchange rate of CAD $1.00 = USD $0.7448.

The mix of long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. Since then, the human resource and compensation committee has increased the weighting on RPSUs five times, resulting in the CEO receiving 50% of his equity in the form of RPSUs for 2014 to 2016, and RPSUs making up 50% of the equity granted to the other members of the senior leadership team for 2015 and 2016.

In all other aspects, the human resource and compensation committee concluded that the company's compensation mix in 2016 met its stated objectives.

Share ownership

An important objective of Kinross' executive compensation plan is to align executive interests with Kinross' long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives as a significant portion of annual compensation, and require the senior leadership team to hold common shares.

Kinross implemented a share ownership policy for its senior executives in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive's RPSUs in the calculation in 2012. No change is currently planned to the policy in 2017; however Kinross will be completing its annual review of its programs later this year to ensure alignment with market best practices, its long-term strategy and the interests of shareholders.

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Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, restricted share units and/or RPSUs (but not options), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or restricted share units (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement.

Kinross prohibits the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares.

While the company has not implemented a holding policy, as a practice Kinross executives generally hold most of the shares they receive, both before and after meeting the share ownership requirements. For example, our CEO has not sold any shares in the past six years, except to cover taxes payable in connection with the issuance of these shares. The following table shows the status of each NEO's holdings relative to the share ownership requirements on December 31, 2016. All of Kinross' NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded their requirements.

Name	Eligible share holdings(1)(2)(3)				2016 share ownership

	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value(4) (US$)	Holdings multiple of average salary	Multiple of requirement met(3)	Deadline to meet requirement(5)

	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$2,158,942	$3,958,675	$3,956,075	$10,073,691	5x	$4,841,201	10.4x	2.1	n/a
	675,685	1,217,012	728,683	2,621,380

Tony S. Giardini	$879,772	$1,277,981	$1,069,214	$3,226,967	3x	$1,452,360	6.7x	2.2	n/a
	284,468	393,986	323,693	1,002,146

Geoffrey P. Gold	$934,329	$1,357,488	$2,281,796	$4,573,613	3x	$1,519,392	9.0x	3.0	n/a
	302,664	419,750	316,497	1,038,911

Gina M. Jardine	$363,388	$458,034	$107,863	$929,285	3x	$1,061,340	2.6x	0.9	April 7, 2018
	143,144	185,467	20,928	349,539

Lauren M. Roberts	$494,379	$402,356	$487,561	$1,384,297	3x	$1,209,835	3.4x	1.1	January 1, 2020
	159,231	123,630	100,690	383,551

1.
Common shares and RSUs (including 80% of RPSUs) but not options.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

3.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7448.

4.
Based on the average year-end base salary for the years 2014, 2015, and 2016. Average year-end salary is in Canadian dollars and was converted to United States dollars using the exchange rate of CAD $1.00 = USD $0.7448.

5.
New NEOs have three years from date of hire or promotion to a role to meet their share ownership requirements. The newest NEOs are Ms. Jardine who joined the company on April 7, 2015 and Mr. Roberts who was promoted to Senior Vice-President and Chief Operating Officer on January 1, 2017. Mr. Roberts is subject to share ownership requirements on January 1, 2017. His shareholdings as of December 31, 2016 are for information only.

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How we pay for performance

A substantial portion of the senior leadership team's compensation is at risk and linked to the company's performance:

•
short-term incentive payments are determined based on annual company performance,

•
RPSUs vest based on company performance over a three-year period, and

•
the realized value from equity incentives reflects share price performance over time.

Kinross' annual operating performance objectives are laid out in its Four Point Plan, with a short-list of strategic measures aligned to the Four Point Plan being used to measure company performance for the senior leadership team (the SLT measures). Each year, the board approves the specific performance measures and associated metrics for the year, which are linked to the company's core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under "Assessing 2016 company performance" on page 68. More detailed tactics and objectives are cascaded through the organization to provide alignment with performance objectives.

At the end of the year, company performance is assessed based on the Four Point Plan and SLT measures, and individual performance is assessed based on related individual objectives. In addition, company performance is reviewed relative to competitor companies. Considering both absolute and relative performance, individual and company performance multipliers are established for short-term incentive purposes, and a multiplier is determined to calculate long-term incentives. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.

After reviewing the initial compensation recommendations, the CEO and the human resource and compensation committee make adjustments based on pay mix, market positioning, internal equity, retention and shareholder returns, as well as extraordinary circumstances.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see "2016 SLT measures" on page 69, and "Individual performance – Named executive officers", starting on page 76.

Using discretion

Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In 2016, the human resource and compensation committee applied its judgment in the assessment of company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formulae were appropriate. The committee did not exercise any further discretion to change these outcomes.

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Compensation approval process

The executive compensation process depends on assessing company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

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The CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. Based on that assessment, he makes a recommendation regarding their individual short-term incentive (STI) component to the human resource and compensation committee for approval. The CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under "Using discretion" above.

Details of the compensation granted to the NEOs are reported in the "Key summary tables" starting on page 82.

Components of executive compensation

The table below summarizes the components of our 2016 executive compensation plan applicable to all Named Executive Officers (NEOs). More information about the individual components and mix can be found on pages 56 to 67.

Component	Form	Period	How we determine the award
Base salary	Cash (page 56)	One year	Based on role, market comparators, internal equity, individual experience and performance.

Short-term incentive	Cash (page 56)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company and individual performance, and consider overall pay mix guidelines.

Long-term (equity) incentive (pages 57 to 64)	Restricted share units (RSUs) (page 59)	Three years; vest in thirds over three years
Target grant value based on market comparators.

Actual grant value may be above or below target based primarily on company and individual performance.

The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For 2016, RSUs made up 30% of the NEO's long-term incentive award (50% for Mr. Roberts(1)).

	Restricted performance share units (RPSUs) (pages 60 to 63)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators.

Actual grant value may be above or below target grant value based primarily on company and individual performance.

Final amount vested is based on company performance relative to performance measures. For the 2016 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost(2) per ounce.

For the 2016 grant, RPSUs made up 50% of the NEOs long-term incentive award (35% for Mr. Roberts(1)).

	Options (page 64)	Seven year term; vest in thirds over three years
Target grant value based on market comparators.

Actual grant value may be above or below target based primarily on company and individual performance.

For the 2016 grant, options made up 20% of the NEOs' long-term incentive awards (15% for Mr. Roberts(1)).

Employee benefits and perquisites	Benefits and perquisites (page 65)	Ongoing	Based on market comparators. Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.

	Employee share purchase plan (page 66)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant's contribution is matched by the company on a quarterly basis and total contributions are used to purchase company shares.

Retirement allowance	Executive retirement allowance plan (page 67)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus, accrued quarterly. Mr. Roberts did not participate in this plan or any other pension plan in 2016(1).

1.
Mr. Roberts was not a member of the SLT in 2016 and did not participate in Kinross' executive compensation program. His compensation was determined based on his 2016 role of Senior Vice-President, Corporate Development, and was similar to that awarded to other senior Canadian executives.

2.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2016.

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Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.

Base salaries paid to individual executives reflect:

•
the scope, complexity and responsibility of the position;

•
salary levels for similar positions in Kinross' comparator group;

•
the executive's previous experience; and

•
the executive's performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and remain competitive in the market. The human resource and compensation committee reviewed base salaries in February 2016, but considering current market conditions and market data, decided not to increase base salaries at that time. Following two years of salary freeze, in February 2017, the committee approved increases for the existing SLT members to recognize performance and to better align to the market and internal equity. The following are the 2017 salaries for the named executive officers (all in Canadian dollars):

•
J. Paul Rollinson: $1,400,000

•
Tony S. Giardini: $680,000

•
Geoffrey P. Gold: $700,000

•
Gina M. Jardine: $488,000

•
Lauren M. Roberts: $575,000, reflecting his new role as Senior Vice-President and Chief Operating Officer

Further information regarding each executive's 2016 base salary is provided with the "Summary compensation table" on page 82.

Short-term incentive plan

Kinross' short-term incentive plan covers salaried employees across the company and is designed to reward company, site / region and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The senior leadership team short-term incentives are calculated as follows:

Of the NEOs, only Mr. Roberts' short-term incentive was determined differently, with a target short-term incentive of 45%, and 50% weighting on each of the company and individual performance multipliers.

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Target incentive – Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. Mr. Roberts' target was increased to 75% effective January 1, 2017, as a result of his promotion to Senior Vice-President and Chief Operating Officer. No other adjustments were made to the short-term incentive targets for NEOs for 2016 or 2017.

Company performance multiplier – Each year, the board reviews company performance against the objectives established for the senior leadership team, as well as the company's relative performance compared to its competitors. The board then determines the company performance multiplier which will apply to the senior leadership team. This multiplier can range from 0 – 150%, and makes up approximately 60% of their total short-term incentive. The weighting on company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the senior leadership team. For 2016, the board approved a company performance multiplier of 107% for the senior leadership team (for details, see "2016 SLT measures" on page 69), and 107% based on the Four Point Plan which was applied to Mr. Roberts.

Individual performance multiplier – The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews individual performance for his direct reports for the year against individual objectives aligned to the Four Point Plan, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO's performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied. Details regarding individual performance and the resulting multipliers are provided under "Individual performance – Named executive officers", starting on page 76.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for the senior leadership team to the target pay mix.

In addition, the CEO and human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

The CEO and human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions as outlined under "Using discretion", on page 53. In 2016, no discretion was applied to adjust the short-term incentive awards for the CEO or other NEOs.

Occasionally, as part of an overall retention strategy and aligned to our talent management and succession programs, Kinross may grant retention bonuses to certain executives which are paid out in cash on a certain date, subject to continued employment until such date. Mr. Roberts received such awards in 2012, paid in 2014; in 2014, paid in 2015 and 2016, and in 2015 in connection with his relocation, paid in 2016. These amounts have been included in the "Summary compensation table".

Long-term incentives

Kinross provides long-term equity incentive compensation with the following objectives:

•
align the interests of executives with those of shareholders;

•
focus efforts on improving shareholder value and the company's long-term financial strength;

•
reward high levels of performance;

•
provide incentive for high levels of future performance; and

•
provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

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Long-term incentives are granted as part of the company's annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the importance of different roles to the organization.

The value of an individual's actual annual grant is determined as a multiplier of annual base salary based primarily on company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The human resource and compensation committee also considers each NEO's existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross' equity incentive plan: share options, RSUs, and RPSUs. Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

Over the last five years, the committee has made a number of adjustments to the mix, consistently increasing the weighting on RPSUs, while decreasing the weightings on options as well as RSUs. The weighting of the components of the annual equity award for 2011 to 2016 was as follows:

	Component	2011 policy weightings	2012 weightings	2013 weightings	2014 weightings	2015 weightings	2016 weightings(2)
CEO(1)	RPSUs	25%	33%	40%	50%	50%	50%

	RSUs	40%	33%	40%	30%	30%	30%

	Options	35%	33%	20%	20%	20%	20%

Other NEOs	RPSUs	25%	30%	33%	40%	50%	50%

	RSUs	40%	40%	33%	40%	30%	30%

	Options	35%	30%	33%	20%	20%	20%

1.
In 2012, the weightings applied to the CEO were also applied to the CFO and the President and COO.

2.
In 2016, Mr. Lauren Roberts was not a member of the Senior Leadership Team, and his equity award weightings reflected his prior role as Senior Vice-President, Corporate Development, as follows: 50% RSUs, 35% RPSUs and 15% Options.

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross' insider trading policy.

Executives make an election to participate in the ASDP and may participate only if they meet Kinross' minimum share ownership requirements (see page 51). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive's ability to modify or terminate their participation in the plan.

In 2016, no senior executives participated in the ASDP.

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Restricted share units

RSUs are granted under the Kinross Restricted Share Plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price on the last trading day immediately preceding the date of grant. Each RSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the company paying taxes on the holder's behalf.

Key terms under the Restricted Share Plan that apply to all grants of RSUs (as well as all grants of RPSUs, which are also granted under this plan) include the following:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Restricted period	At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.

Deferred payment date	Canadian participants may elect to determine a deferred payment date; however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.

Assignment	RSUs are not assignable.

Retirement or termination	During the restricted period: Any RSUs including RPSUs will automatically terminate, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant's termination of employment. However such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.

Change of control
All RSUs outstanding and target RPSUs will be immediately settled in common shares, notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:

•

a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•

a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•

the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

Dividends
When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:

•

multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant's account on the record date for the dividend payment, and

•

dividing by the closing price of the common shares on the TSX on dividend payment date.

RSUs credited to a participant's account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan	The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

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For information on amendments which can be made to the plan, please see the "Additional equity compensation plan information" section beginning on page 87 and the "Plan amendments" section beginning on page 88.

Restricted performance share units

Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are RSUs with a performance element. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a "Monte Carlo" model for the relative total shareholder return portion of the RPSUs and the closing share price on the last trading day immediately preceding the date of grant for the other performance measures.

RPSUs are granted under the Restricted Share Plan, and are subject to all the key terms under the Restricted Share Plan outlined above, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:

•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant); and

•
RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

The performance measures associated with the RPSU grant are reviewed each year by the human resource and compensation committee and adjustments are made from time to time to align with company strategy. The following table outlines the measures and percent vesting for all grants from 2009 to 2016.

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	Compensation year	2008	2009	2010	2011	2012	2013	2014	2015	2016

Performance measure	Measurement period	Weighting
Relative total shareholder return	Three calendar years	50%	50%	40%	40%	50%	50%	50%	50%	50%

Production	Annual, average of the multiplier realized in each of the three years	25%	25%	20%	20%	25%	25%	25%	25%	25%

All-in sustaining cost per gold ounce sold(1)	Annual, average of the multiplier realized in each of the three years					25%	25%	25%	25%	25%

Production cost of sales per gold equivalent ounce	Annual, average of the multiplier realized in each of the three years	25%	25%	20%	20%

Gold reserves	Annual, average of the multiplier realized in each of the three years			20%	20%

Total		100%	100%	100%	100%	100%	100%	100%	100%	100%

Percent of units granted that vested (year of vesting)(2)		37%	45%	58%	70%	67%	82%	TBD	TBD	TBD
		(2012)	(2013)	(2014)	(2015)	(2016)	(2017)	(Vest in 2018)	(Vest in 2019)	(Vest in 2020)

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2016.

2.
To date, six grants of RPSUs have vested, with vesting levels ranging from 37% to 82%. The actual number of RPSUs vested in February 2017 is calculated as follows:

	Measurement period	Weighting	Vesting level
Relative total shareholder return	Three calendar years	50%	50%

Production	Annual, average of the multiplier realized in each of the three years	25%	125%

All-in sustaining cost per gold ounce sold	Annual, average of the multiplier realized in each of the three years	25%	101%

Weighted average			82%

The number of RPSUs that vest based on company performance relative to each of the measures is determined based on a vesting schedule established for each grant. The RPSUs included in 2016 compensation and granted in February 2017 will vest based on the schedule below. The 2017 vesting schedules for production and all-in sustaining cost per ounce will also apply to the 2015 and 2014 grants. Production and all-in sustaining cost per gold ounce sold targets and vesting schedules for the remaining years of the 2016 grant will be established by the human resource and compensation committee (HRCC) early in the applicable calendar year.

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Performance over three-year	Details	Percent of units that will vest

vesting period		Maximum 150%(1)	Target 100%	Threshold 0%
Relative total shareholder return (RTSR) ranking	Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Agnico-Eagle; Anglogold Ashanti(2); Barrick; Eldorado(2); Gold Fields(2); Goldcorp; IAMGOLD(2); New Gold(2); Newcrest(2); Newmont; Randgold(2); Yamana; S&P TSX Gold Index Performance of each peer company is assessed on the applicable U.S. stock exchange. The TSR for each company (including Kinross) and the index will be calculated for the three year period, and Kinross' ranking within that group is determined (i.e. 1st, 2nd etc.). The HRCC has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three year time frame.	1st to 3rd rank and positive absolute TSR	6th or 7th	12th to 14th

Production (2017 range)	Target is to meet production guidance for each calendar year. Multipliers are set annually by the HRCC based on the target production level for the year. Production will be adjusted from the figure disclosed in the financial statements for variances in the ratio of gold to silver price which is used to convert silver production to gold equivalent ounces. HRCC has discretion to adjust the production measure in the event of extraordinary circumstances.	+5.8%, and still within guidance on All-in sustaining cost	Midpoint of guidance	-15.4%

All-in sustaining cost per ounce(3) (2017 range)	Target is to meet all-in sustaining cost per ounce targets set for each calendar year. The calculation of all-in sustaining cost for RPSUs is consistent with the figure publicly disclosed in 2014 as part of Kinross' annual guidance (except for adjustments noted below), and is calculated from: by-product cost plus G&A (excluding severance), Business Development, Other Operating Costs (not related to growth), Exploration Expense (excl. offsite exploration), sustaining capital and other capital (interest and exploration). Multipliers are set annually by the HRCC based on the target level for the year.

All-in sustaining cost per ounce will be adjusted from the figure disclosed in the financial statements for variances relative to budget to the following material assumptions: gold price; oil price, inflation and foreign exchange.

		-10.3%	Midpoint of guidance	+20.5%

1.
Up to 200% based on HRCC discretion to recognize outstanding performance.

2.
New comparator companies included for RPSUs granted in and after 2015.

3.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2016.

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The actual number of RPSUs to vest is calculated as follows:

•
Company performance relative to each measure is determined once at the end of three years for relative total shareholder return, but annually for the other measures (as outlined above).

•
Performance is then compared to the targets and ranges to determine the percent of RPSUs granted which will vest (the multiplier) relative to each measure. For relative total shareholder return, this is done at the end of the three year period by comparing Kinross' total shareholder return to the returns of the performance peer group. For the annual measures (production and all-in sustaining cost per gold ounce), actual performance is compared to the targets and ranges each calendar year to determine the percent of RPSUs which would have vested for that year, and then the three-year average vesting percent is determined at the end of the three years, becoming the multiplier for that measure.

•
A weighted average of the multipliers for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants. No discretion was exercised relating to these performance measures in 2016.

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Stock options

Stock options are granted under the Share Option Plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing share price on the last trading day immediately preceding the date of grant.

The following are some key terms under the Share Option Plan which apply to all grants of options:

Eligibility	Eligible individuals include employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual's employer. Non-employee directors are not eligible to participate in this plan.

Vesting	Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant's options become exercisable within the term of the option.

Expiry	Options expire after seven years (five years for options granted prior to February 16, 2011). However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price	The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.

Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion, as noted below.

Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion, as noted below.

The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased's estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control
All outstanding options vest and become exercisable immediately. Change of control includes, among other things:

•

a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•

a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•

the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of options under the plan	The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

For information on amendments which can be made to the plan, please see the "Additional equity compensation plan information" section beginning on page 87 and the "Plan amendments" section beginning on page 88.

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Employee benefits and perquisites

Benefits and perquisites

Kinross provides all of its Canadian employees, including the NEOs, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death & dismemberment, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums.

In addition to the benefits available to all Canadian employees, in 2016 members of the senior leadership team (all NEOs except Mr. Roberts) received the following benefits: additional life, accidental death, long-term disability and critical illness insurance; home security services (tax paid by the company); and a car allowance (CEO only). All NEO's also participated in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

These benefits and perquisites are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement or death (see "Incremental payments on termination, retirement and death" on page 93 for further details).

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Employee share purchase plan

Under Kinross' employee share purchase plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

The following are some key terms under the share purchase plan which apply to all shares purchased or issued under this plan:

Eligibility	Full-time and part-time employees, including officers, whether Directors or not, of the company or any designated affiliate.

Purchase price
Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.

Shares purchased on the open market: The average price paid for all shares purchased.

Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six month holding period.

Contribution changes	Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days' notice. Employees may not make a change more than once within any six (6) month period.

Assignment	ESPP shares are not assignable.

Termination	Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.

Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.

Change of control
All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.
Change of control includes, among other things:

•

a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•

a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•

the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.

For further information on amendments which can be made to the plan, and which require shareholder approval, please see the "Additional equity compensation plan information" section beginning on page 87 and the "Plan amendments" section beginning on page 88.

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Retirement allowance

Executive retirement allowance plan

As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an executive retirement allowance plan (ERAP) for the senior leadership team. The benefits available to the senior executives under this plan are comparable to those offered by companies in the comparator group. Each of the NEOs except Mr. Roberts participated in this plan in 2016 in lieu of any other retirement plan; participants in this plan are not eligible to participate under any other Kinross-sponsored retirement plan. As Mr. Roberts was not a member of the senior leadership team in 2016, he was not eligible to participate in ERAP. He also did not meet the requirements to participate in the Canadian retirement plan, and therefore received a cash payment in lieu (as noted in the Summary compensation table). In 2017, he will participate in ERAP.

The following sets out the terms of the executive retirement allowance plan:

Company contributions	15% of base salary and short-term incentive target bonus, allocated quarterly, beginning on the executive's hire date, and continuing throughout the executive's employment, including during any severance period following a change of control. Following 60 months of continuous service or ERAP membership, the executive receives an additional 3% of base salary and short-term incentive target bonus allocated quarterly.

As security for all members of the ERAP, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Employee contributions	None – the company covers all contributions and costs.

Interest	Interest is calculated and compounded on a monthly basis on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	For executives who were members prior to May 1, 2016, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2016, all benefits vest at a rate of 50% at the end of each month. Following 96 months of continuous service as a member, benefits for all members are 100% vested, and vest in full at the end of the month in which they are accrued.

Benefit on termination	The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.

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2016 Results

Assessing 2016 company performance

Setting appropriate company performance measures is a critical first step in achieving the objectives of our compensation programs. These performance measures:

•
help align executive interests with Kinross' long-term strategy and the interests of shareholders,

•
reinforce Kinross' operating performance and execution of strategic objectives, and

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders.

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value, and measure items within the control of our executives.

The following summarizes our approach to establishing these measures:

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As shown above, our SLT members are measured against a short list of key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the company without undue risk-taking and aligning to the long-term interests of shareholders. In developing these metrics, we first identified the key elements of our strategy – the key areas the executives must manage each year – and then determined an appropriate metric(s) to measure company success in each area. These strategic areas and the metrics identified to measure each are shown below:

Key strategic area	Metric
Corporate responsibility	Corporate responsibility performance metric: incorporates leading and lagging measures for health and safety, environment, and community relations

Operational and financial performance	Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: production, all-in sustaining cost, and capital
Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment

Balance sheet	Net Debt / EBITDA: measures our ability to repay debt, further access debt markets, and stay within our existing covenants

Shareholder returns	Relative total shareholder returns: measured over a one year period, compared to our performance peer group

Building for the future	Deliver targeted growth initiatives: an assessment of performance on eight key initiatives that are critical for advancing the company's organic growth agenda and continuing to position the company well for the future

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy), however the metrics used to measure them may vary, and are aligned to the priorities and deliverables for each calendar year. For example, the metric for "Building for the future" is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, exploration and other similar matters. In 2016, we added the cost measure to assess "Operational and financial performance" to reinforce the importance of managing costs through the gold price cycle.

In addition to assessing company performance against these objectives, the board also considers the company's performance relative to our gold mining competitors. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the final multiplier.

Gold mining is a capital intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the company. Longer term company performance is measured in our restricted performance share unit plan, and through the share price as reflected in the realized value of the equity executives receive.

2016 SLT measures

The following are the targets established for each of the SLT measures for 2016, along with performance results achieved, and the rating approved for that measure. A comparison of 2016 targets to 2015 targets shows that we have continued to 'raise the bar' on these measures, setting more challenging targets for ourselves in 2016 than in 2015. Performance on each measure, and for the final company multiplier, can range from 0% to 150%, and the company multiplier determines 60% of the short-term incentive payment for SLT members.

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Measure	Weighting	Target	Actual performance	Rating
Corporate responsibility performance metric	20%	Points out of 100: • Threshold: 65 points • Target: 80 points • Maximum: 97 points	91 points	100%

Delivering against guidance	15%	Performance against initial guidance on production (2.7-2.9 million ounces), all-in sustaining cost(1) or AISC ($890-990 per ounce), and sustaining capital(2) ($430M): • Threshold: both production and AISC marginally miss guidance; sustaining capital over • Target: both production & AISC are within guidance; sustaining capital in line or under • Maximum: strongly beat guidance on both production & AISC, sustaining capital spend in line with or under guidance	Within initial guidance range on production and cost, and well under on sustaining capital	100%

Total cost	15%	Effectively managing costs (production cost before allocations, other operating cost and overhead): • Threshold: 2% over budget • Target: on budget • Maximum: 4% under budget	2.7% under budget	110%

Net debt / EBITDA	10%	Ratio of Net Debt to EBITDA(3): • Threshold: 2.5 • Target: 1.6 • Maximum: 1.0	Net Debt / EBITDA 0.8	115%

Relative total shareholder returns (TSR )	25%	Relative ranking vs. performance peer group of 12 gold companies: • Threshold: 10th rank • Target: 6th rank • Maximum: 1st rank, positive absolute TSR TSR was measured from December 31, 2015 to December 31, 2016, using the 20-day average share price at the start and end of the performance period	Ranked 4th out of 13	115%

Deliver targeted growth initiatives	15%	An assessment of performance against eight weighted key organic growth initiatives, with highest weighted items being: (a) delivering additional ounces at Bald Mountain (max performance = 20%); (b) adding ounces through exploration (max performance = 20%); and (c) Advancing Tasiast expansion project Phase One (max performance = 15%): • Threshold: 40% • Target: 70% • Maximum: 100%	Achieved 75% Included: • On target performance in adding ounces at Bald Mountain and through exploration • Maximum performance on Tasiast expansion project, and in achieving additional ounces through Round Mountain Process Solution Management, and Paracatu Tailings	105%

Total	100%			107%

1.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross' Management's Discussion and Analysis for the year ended December 31, 2016.

2.
Sustaining capital is a non-GAAP measure.

3.
EBITDA is a non-GAAP measure and may not be comparable to measures used by other companies. EBITDA is calculated as operating earnings less depreciation, impairment and certain other items excluded from adjusted earnings and certain non-cash charges.

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In 2016, the company continued to deliver on all fronts:

•
excellent results on safety, the environment and community relations: 97% of workforce from host countries, zero reportable spills, more than $2 billion spent in countries where we operate through local purchasing, taxes and wages

•
strong operational and financial performance, meeting or outperforming guidance on production and costs for the fifth consecutive year

•
continued balance sheet strength with year end cash and cash equivalent of approximately $827 million and approximately $2.3 billion in total liquidity, giving the company the financial flexibility to fund our organic development projects

•
excellent one-year total shareholder returns of more than 70%, ranking fourth among the 13 companies (including Kinross) in our performance peer group

•
strong performance on key initiatives to prepare for the future, including:

  •     completing the acquisition and integration of Bald Mountain and the remaining 50% of Round Mountain;

  •     doubling the proven and probable mineral reserve estimate at Bald Mountain;

  •     launching the Tasiast Phase One construction and the Phase Two feasibility study; and

  •     commencing the Round Mountain Phase W feasibility study.

The human resource and compensation committee thus assigned the positive ratings against the performance measures as shown above to reflect this strong performance. Overall, the committee felt that a company multiplier of 107% appropriately reflected the year.

Prior year performance assessments were as follows:

Year	Company performance multiplier
2012	100%

2013	110%

2014	95%

2015	100%

2016	107%

It should be noted that as Mr. Roberts was not a member of the SLT in 2016, the company rating used in his STI calculation – while the same as for the other NEOs at 107% – was determined based on Four Point Plan performance and was weighted 50% of his STI.

2016 compensation

In determining 2016 compensation, the human resource and compensation committee considered company performance as outlined above, as well as individual performance, the company's target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors:

•
Short-term incentives were calculated as per the formula, using the company performance multiplier of 107%, and the individual performance multipliers outlined below (see "Individual performance – Named executive officers" beginning on page 76).

•
Long-term incentives, in the form of equity, make up 50% or more of the total direct compensation awarded to senior leadership team members. The committee recognizes the importance of equity in aligning the interests of executives with those of shareholders, as an important incentive for future performance, and for retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the company and shareholder returns for a number of subsequent years. The value of the long-term incentives awarded to executives as part of their 2016 compensation also reflected 2016 performance, and was intended to provide a total package which reflected relative company performance.

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Share performance and NEO compensation

One of the principles of our executive compensation program is to align executive interests with Kinross' long-term strategy and those of shareholders. We accomplish this in a number of ways:

•
When granting equity to our executives, we do so in the form of shares (not cash-settled equity).

•
We require executives to hold shares with our share ownership guidelines.

•
We include shareholder returns as a metric in our short-term incentive plan, such that twenty-five percent of our executives' short-term incentives is determined based on our relative total shareholder returns.

•
The size of equity grants reported in the Summary compensation table considers shareholder returns.

•
More importantly, the final value of the equity realized by an executive is directly related to share price performance. When the share price drops between the time of grant and date the equity vests, the value vesting reflects the lower share price, and can be significantly lower than the value granted and reported in the Summary compensation table.

•
Fifty percent of vesting on RPSUs is determined by relative total shareholder returns. For RPSUs which vested from 2012 through 2016, this resulted in the forfeiting of all shares associated with this measure due to weak performance, thus further aligning the experience of our executives to that of shareholders.

The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2016 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2011 would be worth every year and at the end of the five-year period following the initial investment.

Cumulative total shareholder return

	2011	2012	2013	2014	2015	2016
Kinross Gold Corp	100	84.37	41.02	28.76	22.14	36.96

S&P/TSX Composite Index	100	107.18	121.10	133.87	122.72	148.59

S&P/TSX Global Gold Index	100	86.12	48.25	43.11	37.49	55.40

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Total shareholder returns for Kinross have declined from 2011 through 2016, heavily influenced by the gold price. Thus, returns on gold equities generally have also declined from 2011 through 2016 as indicated by the S&P/TSX Global Gold Index performance which is largely aligned with Kinross' performance over this period. Kinross underperformed the gold index between 2012 and 2015, however outperformed the index in 2016.

From 2011 to 2016, NEO compensation was determined based primarily on company operational performance, which includes the items within the control of management. Total compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management – such as commodity prices, perception of geopolitical risk, and broader market factors as well as company performance and management decisions. The human resource and compensation committee strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining NEO compensation. In addition, the committee may also exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions.

The following are some of the ways in which compensation was aligned to total shareholder returns during this period:

•
2012 – In 2012, the share price decreased, and there were significant changes made to the executive team, including the appointment of our current CEO. Total NEO compensation (excluding one-time payments) decreased 23% in that year.

•
2013 – Kinross' operational performance in 2013 was excellent. However, this year also saw a significant drop in the price of gold and all major gold companies, including Kinross, saw a significant reduction in total shareholder returns. As a result, the company performance multiplier was reduced from a calculated result of 118% to 110% to reflect the low returns. Total NEO compensation was up from 2012, which reflected full years in new roles for a number of executives and the strong operational performance offset by the share price performance.

•
2013-16 – 2013 was the first full year of the new executive team led by our current CEO, J. Paul Rollinson, and thus forms a good year for comparison to current compensation. Shareholder returns decreased from 2013 through 2015, and both CEO and aggregate NEO total compensation likewise decreased relative to the prior year in each of 2014 and 2015. In 2016 shareholder returns increased, as did CEO total compensation, while NEO total compensation decreased, in part due to changes in incumbents. In fact, NEO total compensation decreased 22% from 2013 through 2016, and 2016 CEO total compensation is 8% lower than 2013.

As the summary above shows, the human resource and compensation committee has made a number of reductions in executive compensation to recognize share price performance and the impact that this has on shareholders. However, the committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. As the share price has fallen, not only has the compensation awarded decreased, but the value of the equity held by executives has been substantially reduced from the value reported in the Summary compensation table at time of grant. The following chart shows the values granted to our NEOs over the past five years, compared to the values realized (vested and/or exercised) and/or realizable (value at December 31, 2016 for equity which has not vested and/or been exercised). Over that period, these executives realized only 18% of the value of the equity granted, with the potential (as at December 31, 2016) to realize 65% of the value reported in the Summary compensation table. As at that date, they have lost a combined total of over CAD $14 million in equity value:

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Compensation year(1)	Value granted (CAD$)(2)	Value vested & exercised (realized) (CAD$)(3)	% realized	Remaining value realizable (CAD$)(4)	Total realized & realizable (CAD$)	Total % realized or realizable	Value lost (CAD$)(5)
2011	4,300,296	1,320,720	31%	0	1,320,720	31%	2,979,576

2012	8,137,808	2,376,171	29%	0	2,376,171	29%	5,761,638

2013	9,721,634	1,540,172	16%	3,682,331	5,222,503	54%	4,499,131

2014	9,478,767	1,565,640	17%	7,924,167	9,489,807	100%	-11,040

2015	9,764,054	571,123	6%	7,976,010	8,547,132	88%	1,216,922

Total	41,402,560	7,373,826	18%	19,582,508	26,956,334	65%	14,446,226

1.
The compensation year is the year for which the LTI was granted and included in the Summary compensation table. 2015 equity was granted in February 2016 with regard to 2015, and included in 2015 compensation.

2.
Value granted is the fair market value at time of grant, as would have been reported in the Summary compensation table for that compensation year.

3.
Value vested and exercised is the total value realized when the RSUs/RPSUs granted in that year vested, based on the share price at date of vest (taxable compensation value), plus the value of options granted in that year which were later exercised (market value at point of exercise less the exercise price paid).

4.
Remaining value realizable is the total of all RSUs/RPSUs granted in that year which have not yet vested, valued using the share price at December 31, 2016, plus the value of options granted in that year which have not yet been exercised (market value at December 31, 2016 less the exercise price).

5.
Value lost is calculated as value granted less total realized & realizable.

CEO: value of equity realized vs. TSR

Realized pay also shows strong alignment to shareholder returns. The following graph shows how total compensation of the individual in the CEO role has been impacted by and is aligned with share price performance. The value of equity compensation on grant date (as reported in the Summary compensation table) and as realized by the executive (at time of vest or exercise), is graphed against cumulative TSR. The equity granted to Mr. Rollinson decreased in 2014 and 2015 in recognition of falling shareholder returns. Mr. Rollinson's 'take home' pay has been impacted even more significantly by the falling share price as the value of the realized pay has been significantly lower than the value granted.

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The following definitions have been applied in the graph above:

•
Equity value granted: Equity incentives valued at the accounting fair market value at time of grant (equals value which would have been reported in the Summary compensation table for that year).

•
Equity value realized: The total of the value of RSUs/RPSUs which vested in the year shown, based on the share price at date of vest (taxable compensation value), plus the value of options exercised in that year (market value at point of exercise less the exercise price paid). Unvested RSUs/RPSUs and unexercised options are excluded.

•
Cumulative TSR uses the same cumulative returns as shown on the five-year graph above (for Kinross shares on the TSX).

•
Annual TSR assumes the reinvestment of dividends, and reflects Kinross' total shareholder returns on the TSX for each calendar year.

In 2016, normalized total direct compensation (base salary plus short- and long-term incentives) for NEOs decreased by 3% over 2015, while total compensation decreased by 7%. The decrease is primarily as a result of changes in the executives who comprise the NEOs, and is somewhat offset by a change in exchange rates.

	Total compensation for NEOs (US$)	Normalized total direct compensation for continuing NEOs (US$)(1)	Total compensation for NEOs as a % of operating earnings(2),(3)	Total compensation for NEOs as a % of total equity(3)
2016(4)	14,547,300	13,097,706	7.83%	0.35%

2015(5)	15,673,075	13,470,956	n/a	0.40%

Change (2015 to 2016)	(1,125,775)	(373,250)	n/a	-0.05%

1.
Normalized total direct compensation reflects an estimate of full year total direct compensation (base salary, short – and long-term incentives) for all executives, based on their year-end salaries and responsibilities. In particular, it includes annualized compensation for executives with partial years of employment, or those with mid-year promotions. It excludes one-time payments, such as new hire grants, signing/retention bonuses, etc.

2.
Operating earnings were negative for the year ending December 31, 2015. For the purposes of this table, total compensation is shown as a percentage of operating earnings before impairment charges, with the adjustments as follows (expressed in millions of dollars):

	2016 ($US)	2015 ($US)
Operating earnings (loss)	46.3	(742.9)

Add back: impairment	139.6	699.0

Operating earnings before impairment charges	185.9	(43.9)

  The 2015 value is "n/a" as the operating earnings before impairment charges are also negative, as shown above.

3.
Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

4.
2016 compensation was paid in Canadian dollars and converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7448.

5.
Reflects compensation for NEOs as reported in the 2016 management information circular.

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Individual performance – Named executive officers

J. Paul Rollinson – President and Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development. He was promoted to Chief Executive Officer in August 2012, and is now our President and Chief Executive Officer.

The following summarizes Mr. Rollinson's performance in 2016. Individual performance factors for the President and CEO are recommended by the human resource and compensation committee and approved by the board.

2016 Objectives	2016 Results
Strategy and capital decisions: Continue to refine company strategy in light of current conditions to deliver long-term value to shareholders. Make capital decisions in line with strategy, including:

•

determining the best path forward on Tasiast;

•

making decisions on possible acquisitions;

•

determining the best allocation of resources to existing mines and future projects;

•

maximizing the value of existing resources.

•

Tasiast Phase 1 "Go" decision

•

Closed acquisition of Bald Mountain and Round Mountain in Nevada

•

Extended maturity dates of term loan and revolving credit facility; no debt maturities before 2020

•

Moving forward on multiple organic opportunities, including Tasiast Phase 2, Round Mountain Phase W, La Coipa, September North East and Moroshka

•

Maximizing production at various sites, including at Paracatu through tailings reprocessing, and at Round Mountain through Process Solution Management

External stakeholders: Effectively manage external stakeholders. Continue to enhance perception of company value with investors. Build and maintain positive relationships with key governments. Specific steps include:

•

engaging with investors regarding company strategy, direction, options and results;

•

reinforcing key messages in the market;

•

maintaining and continuing to enhance credibility with investors;

•

identifying and seeking out new investors as appropriate;

•

maintaining effective working relationships with governments.

•

Well received investor tour to Bald Mountain, followed by positive analyst commentary

•

205 investor meetings; including 161 which took place during the 13 investor conferences Kinross attended

•

Attracted a number of new investors in 2016

•

Maintained strong government relations in all countries in which we operate

Leadership and culture: Successfully lead the company through challenging times, aligning the organization to current realities and the strategy:

•

keep senior leadership team (SLT) engaged and aligned despite challenges; transition responsibilities between SLT members; ensure effective interactions and team decision-making;

•

demonstrate leadership to the global organization through communication of company direction and challenges;

•

maintain morale, and continue to reinforce Kinross values and culture.

•

Industry-leading safety record

•

Restructured the SLT to increase focus on technical excellence and strengthened operations delivery; successfully transitioned leadership of government relations, corporate responsibility and communications

•

Strengthened SLT succession planning and development process resulting in 5 significant development moves for senior leaders

•

Recognized as one of Canada's top "Corporate Citizens" by Corporate Knights

•

Participated in industry leadership event with "Women Who Rock" to demonstrate Kinross' commitment to diversity and inclusion

Board interaction: Maintain a productive two-way relationship with the board, thereby assisting them in carrying out their obligations to shareholders, through:

•

transparent communications;

•

engaging the board at appropriate times for decision-making.

•

Kinross continues to receive high marks on Board Games, and was the highest ranked gold company

•

New board member engaged, Ian Atkinson

•

Provided opportunity for board members to visit site at Bald Mountain and understand progress

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2016 Performance and Compensation
Individual STI rating	103.5%

STI payment	$1,533,693

Total direct compensation	$5,648,714 – just above the median of the comparator group

Pay mix	83% at-risk pay (equity + STI); 56% in equity; Equity mix includes 50% RPSUs, 30% RSUs, 20% Options

Total direct compensation

Tony S. Giardini, Executive Vice-President and Chief Financial Officer

Mr. Giardini joined Kinross in December 2012, as the Executive Vice-President and Chief Financial Officer. In October of 2013, Mr. Giardini assumed responsibility for Information Technology (IT).

The following summarizes Mr. Giardini's performance in 2016 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2016 Objectives	Mr. Giardini's objectives for 2016 included: managing liquidity and financing for the company; managing credit rating relationships and maintaining investment grade ratings; overseeing the system for consolidated financial reporting; enhancing overall company reporting and control processes; providing oversight and leadership on information technology.

2016 Accomplishments	Treasury:

•

Obtained a total of $644 million in new liquidity sources through equity issuance, surety bonds and letter of credit capacity

•

Extended the credit facility and extended the term loan by one year. Kinross now has a full five-year credit facility and four year term loan. Also achieved changes to the credit covenants

•

Repaid $250M in senior notes

•

Managed the company's hedging program by monitoring global events; hedged 50% of Tasiast fuel needs through April 2019

•

Managed rating agency relationships and successfully obtained a Moody's Rating outlook revision from Negative to Stable, and S&P Rating outlook revision from Stable to Positive

Tax:

•

Achieved over $60 million in tax refunds

•

Continued to enhance international holding company structure

Financial planning and analysis / Financial Reporting

•

Continued focus on disciplined capital allocation decisions

•

Ensured quarterly reporting was of consistently high quality

•

Fully integrated Bald Mountain

IT:

•

Fully integrated Bald Mountain IT infrastructure and systems

Other:

•

Supported Corporate Development activities, from due diligence through integration, on tax (including synergies), financing / liquidity and rating agency assessment

•

Developed Kinross Vendor Cost Recovery Program and identified $3.5M in recovery opportunities

2016 Performance Decisions	• Individual STI rating: 103.5% • STI payment: $511,231
• Total direct compensation: about the 75th percentile of the comparator group
• Pay mix: 79% at-risk pay (STI + equity); 56% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Geoffrey P. Gold, Executive Vice-President, Corporate Development, External Relations and
Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as Senior Vice-President and Chief Legal Officer. In 2008, he was promoted to Executive Vice-President and Chief Legal Officer. In the subsequent years, he took on responsibility for a number of additional portfolios, including human resources (from 2013 through 2015) and corporate office services (from 2013 through 2016), as well as corporate development, security, and global lands. In 2016, he assumed the role of Executive Vice-President, Corporate Development, External Relations and Chief Legal Officer, with responsibility for corporate development, government and investor relations, communications, security, global lands and legal.

The following summarizes Mr. Gold's performance in 2016 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2016 Objectives	Mr. Gold's objectives for 2016 included: providing leadership to legal, corporate development, government relations, investor relations, and communications; leading and executing various corporate development transactions and/or opportunities; overseeing and implementing various global governance, compliance, and key litigation and regulatory initiatives; overseeing and leading management support on various board and board committee governance initiatives; overseeing the corporate secretarial, office services, global lands and security functional areas.

2016 Accomplishments	Corporate Development:

•

Oversaw a number of comprehensive corporate development review processes relating to potential M&A and other opportunities

•

Closed strategic acquisition of Bald Mountain and 50% of Round Mountain mines

•

Oversaw junior exploration investment portfolio streamlining and additional strategic investments

•

Supported various transaction and other initiatives led by Finance, Exploration and Kinross Technical Services

Legal:

•

Oversaw legal support for Corporate Development and other commercial transactions (including equity offering, extension of credit facilities, etc.)

•

Oversaw various initiatives to enhance corporate governance including a comprehensive review and update of Kinross core governance policies, guidelines and board committee charters, the continued stewardship of the Whistleblower program, and the development of a new employee code of conduct handbook contributing to enhanced Kinross rankings in various governance surveys and indexes

•

Oversaw and led key regulatory and other litigation matters

External Relations:

•

Oversight and integration of global government relations strategy to support various regional government relations initiatives including assisting the West Africa regional team with a government relations strategy contributing to the resolution of the Mauritanian expatriate work permit issue and Mauritanization (localization) Plan

•

Oversaw and led integration of corporate development, investor relations and communications departments and assisting with enhanced shareholder and media relations and engagement and related disclosure materials (including Tasiast phased expansion approach)

•

Oversight of refreshed approach on the presentation and content of the Management Information Circular and the Annual Report

2016 Performance Decisions	• Individual STI rating: 103.5% • STI payment: $748,757
• Total direct compensation: between median and the 75th percentile of the comparator group
• Pay mix: 80% at-risk pay (STI + equity); 50% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Gina M. Jardine, Senior Vice-President, Human Resources

Ms. Jardine joined Kinross in April 2015 as the Senior Vice-President, Human Resources.

The following summarizes Ms. Jardine's performance in 2016 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2016 Objectives	Ms. Jardine's objectives for 2016 included: leading the global human resource (HR) function including talent, leadership and reward programs; advancing work to support the HR strategy; serving as the "cultural ambassador" and monitoring employee engagement; working with the human resource and compensation committee on executive compensation and succession.

2016 Accomplishments

•

Launched and implemented industry-leading Integrated Talent Management philosophy and process globally, including alignment of compensation to support these changes

•

Enhanced succession planning program for SLT-level roles through new assessment and development planning process, resulting in important developmental moves for several executives

•

Supported the leadership restructure as a result of the departure of the COO, and began the integration of two new Executives onto the Senior Leadership Team

•

Continued to provide confidential counsel to the CEO and SLT members, building greater team effectiveness

•

Completed successful integration of Bald Mountain employees including achieving target synergies

•

Enhanced employee engagement strategies via the very successful Living Our Values Awards program

•

Successful executive compensation cycle including positive shareholder engagement process, and highest gold mining company ranking in 2016 Board Games

•

Provided oversight and input to global labour negotiations and compensation reviews as required

•

Completed successful CLA negotiations at Tasiast, and labour agreements in Brazil and Chile

•

Implemented the Mauritanization plan including hiring of new expatriates and advancement of locals; completed significant demobilization and mobilization of expatriates

•

Achieved targeted savings from the 2015 overhead cost reduction exercise of 20% on overhead costs and organizational efficiencies

•

Successfully transitioned Denver HR work to Toronto, including U.S. benefits, with no major service issues

•

Delivered and improved HR service provisions with 42% reduction in headcount

•

Implemented improvements to expat travel policy and achieved cost savings

•

Represented Kinross at numerous external functions providing ambassadorship for the Kinross Brand

2016 Performance Decisions

•

Individual STI rating: 103.5%

•

STI payment: $280,194

•

Total compensation: between the median and 75th percentile of the comparator group

•

Pay mix: 75% at-risk pay (STI + equity); 55% in equity; equity mix includes 50% RPSUs, 30% RSUs, 20% Options

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Lauren M. Roberts, Senior Vice-President, Corporate Development

Mr. Roberts joined Kinross in April 2004 as Operations Manager, Kettle River. He was promoted to the role of Vice-President and General Manager of Kettle River in 2006, and subsequently assumed other more senior positions leading to the role of Regional Vice-President, Americas. In January 2016, he assumed the role of Senior Vice-President, Corporate Development in our Toronto office. He began transitioning into the role of Senior Vice-President and Chief Operating Officer in November 2016 and formally assumed the role effective January 1, 2017.

The following summarizes Mr. Robert's performance in 2016 and the resulting compensation decisions, as recommended by the President and CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2016 Objectives	Mr. Roberts' objectives for 2016 included two parts:
(1) As Senior Vice-President, Corporate Development (January – October 2016): leading due diligence activities in the Americas and globally, working with cross-functional teams to evaluate potential opportunities; participating in mine site visits; providing operational expertise on corporate development efforts; participating in financial advisor meetings; contributing to the company's overall strategy with the Corporate Development team; assisting in mentoring more junior members of the team; participating in certain key business projects and managing business risks in the Americas.
(2) Transitioning with Mr. Morley-Jepson into the role of Senior Vice-President and Chief Operating Officer (November-December 2016).

2016 Accomplishments	As Senior Vice-President, Corporate Development:

•

Completed due diligence work on multiple potential transactions, as well as exploration deals and Junior Equity Investments

•

Led the country risk project, assessing the geopolitical risk of a number of countries around the globe

•

Led and provided direction and technical support on a range of strategic projects relating to our existing operations and reclamation properties to increase the future value of these assets

•

Served as a member of the Cerro Casale board of directors

•

Assisted with the integration of Bald Mountain and managing the transition from the predecessor owner

Transitioning to the role of Senior Vice-President and Chief Operating Officer:

•

Delivered Q4 according to guidance, and met full year 2016 cost and production guidance

•

Led the development of the 2017 operations budget

•

Worked closely with the newly appointed Chief Technical Officer to establish the new organization structure and clarify accountability

•

Established an exploration steering committee to plan, budget and prioritize the company's greenfield and brownfield exploration activities

•

Implemented a project review process to provide additional strategic oversight and reporting on significant capital projects

•

Achieved greater integration of permitting and projects work

•

Represented Kinross as a member of industry associations

2016 Performance Decisions

•

Individual STI rating: 106%

•

STI payment: $196,320

•

Total direct compensation: below 25th percentile of comparator group for COO but only assumed that role in 2017

•

Pay mix: Mr. Roberts' 2016 compensation was awarded based on his prior role, and with a mix comparable to that of other executives at that level, with 63% at-risk pay (STI + equity); 46% in equity; equity mix includes 35% RPSUs, 50% RSUs, 15% Options

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Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each executive:

Named Executive Officer	Title	Company results × 60% weight(1)	+	Individual results × 40% weight(1)	=	Total performance multiplier	x	2016 actual target for purposes of calculating STI	=	Calculated 2016 STI ($USD)(2)
J. Paul Rollinson	President and CEO	107%		103.5%		106%		150%		1,533,693

Tony S. Giardini	EVP & Chief Financial Officer	107%		103.5%		106%		100%		511,231

Geoffrey P. Gold	EVP, Corporate Development, External Relations & Chief Legal Officer	107%		103.5%		106%		140%		748,757

Gina M. Jardine	SVP, Human Resources	107%		103.5%		106%		75%		280,194

Lauren M. Roberts	SVP, Corporate Development	107%		106.0%		107%		45%		196,320

1.
As Mr. Roberts was not a member of the Senior Leadership Team in 2016, his STI was calculated using weightings of 50% for company performance and 50% for individual performance, consistent with others at his level. The value above does not include the retention awards that are included in the total in the Summary compensation table.

2.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7448.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

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Key summary tables

Summary compensation table(1)

The following table provides information for the year ended December 31, 2016 regarding the annual compensation paid to or earned by the company's CEO, the Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2016 (the named executive officers, or NEOs ).

Compensation for the NEOs is paid in Canadian dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

Name and		Non-equity incentive

Principal Position	Year	Salary(2)	Share-based Awards(3)(5)	Option-based Awards(4)(5)	Annual Incentive Plans(6)	Long-term Incentive Plans	Pension Value(7)	All Other Compensation(8)	Total Compensation

		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2016	968,240	2,517,425	629,356	1,533,693	n/a	435,708	212,482	6,296,904

President and CEO	2015	939,250	2,242,929	560,732	1,465,230	n/a	514,781	229,212	5,952,135

	2014	1,120,600	3,448,000	862,000	1,428,765	n/a	420,225	239,831	7,519,421

Tony S. Giardini	2016	484,120	1,006,970	251,742	511,231	n/a	145,236	96,107	2,495,406

Executive Vice-President	2015	469,625	969,306	242,327	469,625	n/a	140,888	95,549	2,387,319

and Chief Financial Officer	2014	560,300	1,255,072	313,768	554,697	n/a	168,090	124,033	2,975,960

Geoffrey P. Gold	2016	506,464	992,670	248,167	748,757	n/a	227,909	74,420	2,798,387

Executive Vice-President	2015	491,300	966,878	241,720	729,089	n/a	339,802	76,621	2,845,410

Corporate Development, External	2014	586,160	1,406,784	351,696	815,349	n/a	219,810	94,171	3,473,969
Relations and Chief Legal Officer

Gina M. Jardine	2016	353,780	608,502	152,125	280,194	n/a	92,868	57,147	1,544,616

Senior Vice-President	2015	252,331	1,004,239	251,060	409,793	n/a	60,058	114,994	2,092,475
Human Resources

Lauren M. Roberts	2016	409,640	435,243	76,808	382,580	n/a	0	107,717	1,411,987

Senior Vice-President	2015	479,130	489,021	86,298	312,254	n/a	26,500	25,403	1,418,606

Corporate Development	2014	457,136	426,690	106,673	415,275	n/a	26,000	66,196	1,497,969

1.
Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$ exchange rates for CAD $1.00: 2016 – 0.7448; 2015 – 0.7225; 2014 – 0.8620. In 2014 and 2015, compensation for Mr. Roberts was paid in United States dollars.

2.
Ms. Jardine was appointed Senior Vice-President, Human Resources on April 7, 2015 with an annual base salary of CAD $475,000.

3.
Amounts shown represent restricted share units (RSUs) and restricted performance share units (RPSUs) granted in February of the year following the year shown as part of the annual compensation package of each NEO valued at the date of the grant, plus any one-time awards granted during the year. One-time grant values included in the table are: in 2015 for Ms. Jardine $289,000 in RSUs and $289,000 in RPSUs as part of her on hire grant which was a replacement for the LTI she forfeited on coming to Kinross. The grant date fair value in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, under International Financial Reporting Standards (IFRS), the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The fair value for RSUs is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (relative total shareholder returns), Kinross has utilized a Monte Carlo model because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:

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Assumption	February 20, 2017	February 15, 2016	May 8, 2015	February 13, 2015	February 18, 2014
Share price (CAD$)	$5.06	$4.17	$2.96	$3.73	$5.72

Kinross beta versus the peer group	1.270	1.162	1.088	1.095	1.052

Average peer group volatility	50.0%	49.4%	41.7%	41.2%	36.3%

Kinross volatility	61.5%	56.9%	43.4%	42.8%	40.2%

Risk-free interest rate	1.48%	0.89%	0.71%	0.42%	1.19%

Fair value of RPSU (CAD$/RPSU)	$5.32	$4.47	$2.68	$3.69	$5.39

  Grants made in February 2014 with respect to performance in 2013 which are not included in the "Summary compensation table" were valued as follows: Mr. Rollinson $4,143,649, Mr. Giardini $1,087,498, Mr. Gold $1,176,879, and Mr. Roberts $394,884. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under "Restricted share units" on page 59, and "Restricted performance share units" on pages 60 to 63.

4.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO plus any one-time awards granted during the year. One-time grant values included in the table are: in 2015 for Ms. Jardine $144,500 in options as part of her on hire grant, as a replacement for equity she forfeited on joining Kinross. Option grants made to the NEOs in February 2014 with respect to performance in 2013 which are not included in the "Summary compensation table" had the following values: Mr. Rollinson $1,035,912, Mr. Giardini $543,749, Mr. Gold $588,440, and Mr. Roberts $169,236. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the "Summary compensation table" is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company's insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	February 20, 2017	February 15, 2016	May 8, 2015	February 13, 2015	February 24, 2014
Share price (CAD$)	$5.06	$4.17	$2.96	$3.73	$5.82

Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%

Expected volatility	49.3%	56.9%	42.4%	43.3%	39.9%

Risk-free interest rate	1.11%	0.56%	0.98%	0.63%	1.57%

Expected option life	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years

Fair value per stock option granted (CAD$/option)	$2.09	$1.92	$1.07	$1.35	$2.05

  See the information under "Stock options" on page 64 for more details.

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5.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs and options. The number of RPSUs to vest can range from 0% to 150% of units granted based on company performance.

Executive			Share-based awards				Number of units awarded

	Year included in compensation	Grant date	RSUs	RPSUs	Total	Option-based awards	RSUs	RPSUs (at target)	Options

			(US$)	(US$)	(US$)	(US$)	(#)	(#)	(#)
J. Paul Rollinson	2016	February 20, 2017	944,034	1,573,390	2,517,425	629,356	250,495	397,311	404,268

	2015	February 15, 2016	841,098	1,401,831	2,242,929	560,732	279,173	434,547	404,577

	2014	February 13, 2015	1,293,000	2,155,000	3,448,000	862,000	402,145	677,507	738,940

Tony S. Giardini	2016	February 20, 2017	377,614	629,356	1,006,970	251,742	100,198	158,925	161,708

	2015	February 15, 2016	363,490	605,816	969,306	242,327	120,648	187,794	174,843

	2014	February 13, 2015	627,536	627,536	1,255,072	313,768	195,175	197,290	268,975

Geoffrey P. Gold	2016	February 20, 2017	372,251	620,419	992,670	248,167	98,775	156,668	159,411

	2015	February 15, 2016	362,579	604,299	966,878	241,720	120,346	187,324	174,405

	2014	February 13, 2015	703,392	703,392	1,406,784	351,696	218,767	221,139	301,488

Gina M. Jardine	2016	February 20, 2017	228,188	380,314	608,502	152,125	60,549	96,037	97,718

	2015	February 15, 2016	159,839	266,399	426,239	106,560	53,053	82,580	76,885

	2015	May 8, 2015	289,000	289,000	578,000	144,500	135,136	149,254	187,074

Lauren M. Roberts	2016	February 20, 2017	256,025	179,218	435,243	76,808	67,935	45,256	49,338

	2015	February 15, 2016	287,659	201,362	489,021	86,298	95,479	62,420	62,266

	2014	February 13, 2015	240,013	186,677	426,690	106,673	74,649	58,690	91,444

6.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2015 figure for Ms. Jardine includes a one-time signing bonus of $216,750. The 2014, 2015 and 2016 figures for Mr. Roberts include retention bonuses in the amount of $150,000 in 2014, $75,000 in 2015 and $335,767 in 2016. Additional details regarding company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 68 to 81 of this circular. The short-term incentive plan is described on page 56.

7.
This column includes compensatory contributions made to each NEO's executive retirement allowance plan, including a one-time catch up contribution made in 2015 for Mr. Rollinson of $115,600, and for Mr. Gold of $130,999, reflecting the additional 3% contribution for that period of their eligible service which exceeded 60 months. Further details regarding the executive retirement allowance plan can be found on page 67. For Mr. Roberts, the 2014 and 2015 values reflect contributions made by the company to the Kinross Gold Retirement Plan (a 401(k) plan for U.S. employees).

8.
This column includes incremental costs to the company for perquisites provided to the NEOs, including reimbursements made under the benefit reimbursement plan; car allowance (CEO only); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death, long-term disability and critical illness insurance; and home security services (including the cost of related taxes for each NEO). It also includes relocation benefits and payments (including flights, temporary housing, moving allowance, and related taxes) in the case of Ms. Jardine in 2015 and Mr. Roberts in 2014. Further details relating to benefits and perquisites can be found beginning on page 65. In addition to perquisites, the figures in this column include the value of the company match for the Employee Share Purchase Plan, as outlined on page 66, and in the case of Mr. Roberts, expatriate premiums for 2013 paid in 2014; a payment in lieu of paid time off in 2015; and a one-time payment in lieu of contributions to the Canadian retirement plan in 2016. In 2016, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of Perquisite	Value (US$)	% of Total Perquisites
J. Paul Rollinson	Additional disability coverage	51,650	31%

	Benefit reimbursement plan	55,860	34%

Tony S. Giardini	Benefit reimbursement plan	44,688	62%

Geoffrey P. Gold	Benefit reimbursement plan	44,688	60%

Gina M. Jardine	Benefit reimbursement plan	44,688	78%

Lauren M. Roberts	Benefit reimbursement plan	18,620	100%

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Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding restricted share units (including restricted performance share units) and options granted to the NEOs as of December 31, 2016:

Name		Option-based awards				Share-based awards

	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date(2)	Value of unexercised in-the- money options(3)	Number of shares or units of shares that have not vested(4)	Market or payout value of share- based awards that have not vested(1)(5)	Market or payout value of vested share-based awards not paid out or distributed

		(#)	(US$)		(US$)	(#)	(US$)	(US$)
J. Paul Rollinson	February 22, 2011	152,966	12.10	February 22, 2018	0	2,123,292	6,626,183	0

	February 21, 2012	196,769	8.10	February 21, 2019	0

	September 17, 2012	146,384	7.43	September 17, 2019	0

	February 19, 2013	455,318	5.98	February 19, 2020	0

	February 24, 2014	538,567	4.33	February 24, 2021	0

	February 13, 2015	738,940	2.78	February 13, 2022	253,167

	February 15, 2016	404,577	3.11	February 15, 2023	6,027

Tony S. Giardini	December 3, 2012	87,963	7.49	December 3, 2019	0	757,618	2,364,308	0

	February 19, 2013	14,043	5.98	February 19, 2020	0

	February 24, 2014	282,693	4.33	February 24, 2021	0

	February 13, 2015	268,975	2.78	February 13, 2022	92,153

	February 15, 2016	174,843	3.11	February 15, 2023	2,604

Geoffrey P. Gold	February 22, 2011	115,174	12.10	February 22, 2018	0	806,431	2,516,640	0

	February 21, 2012	141,374	8.10	February 21, 2019	0

	February 19, 2013	224,653	5.98	February 19, 2020	0

	February 24, 2014	305,928	4.33	February 24, 2021	0

	February 13, 2015	200,992	2.78	February 13, 2022	68,861

	February 15, 2016	174,405	3.11	February 15, 2023	2,598

Gina M. Jardine	May 8, 2015	124,716	2.20	May 8, 2022	114,253	374,978	1,170,198	0

	February 15, 2016	76,885	3.11	February 15, 2023	1,145

Lauren M. Roberts	February 22, 2011	18,509	12.10	February 22, 2018	0	307,751	960,403	0

	February 21, 2012	42,943	8.10	February 21, 2019	0

	August 13, 2012	55,632	6.09	August 13, 2019	0

	February 19, 2013	62,263	5.98	February 19, 2020	0

	February 24, 2014	87,986	4.33	February 24, 2021	0

	February 13, 2015	91,444	2.78	February 13, 2022	31,329

	February 15, 2016	62,266	3.11	February 15, 2023	928

1.
Option exercise prices and the values of share-based awards are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7448.

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2.
Options expire after seven years for options granted on and after February 16, 2011.

3.
Based on the common share price on the TSX on December 31, 2016 of CAD $4.19, less the option exercise price.

4.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2016. The calculation for outstanding RPSUs granted on February 18, 2014 uses 82% for the vesting of all units, and the calculation for outstanding RPSUs granted on February 13, 2015, May 8, 2015 and February 15, 2016 assumes the vesting of all units at target (100%).

5.
Based on the common share price on the TSX on December 31, 2016 of CAD $4.19.

Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2016:

Name	Option-based awards(1)(3) – Value vested during the year	Share-based awards(2)(3) – Value vested during the year	Non-equity incentive plan compensation(3) – Value earned during the year

	(US$)	(US$)	(US$)
J. Paul Rollinson	80,720	1,247,221	1,533,693

Tony S. Giardini	29,382	391,654	511,231

Geoffrey P. Gold	32,934	581,251	748,757

Gina M. Jardine	127,722	232,164	280,194

Lauren M. Roberts	9,989	186,766	382,580

1.
Based on the common share price on the TSX on the vesting date, less the option exercise price.

2.
Based on the common share price on the TSX on the vesting date.

3.
Value is in Canadian dollars and was converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = USD $0.7448.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2016:

Name	Number of options exercised and sold	Grant price(1)	Share price on exercise date(1)	Value realized(1)

		(US$)	(US$)	(US$)
J. Paul Rollinson	0	n/a	n/a	0

Tony S. Giardini	0	n/a	n/a	0

Geoffrey P. Gold	100,496	2.78	5.27	250,569

Gina M. Jardine	62,358	2.20	5.30	193,208

Lauren M. Roberts	0	n/a	n/a	0

1.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7448.

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Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of December 31, 2016 (1):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs(2)(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD$	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	21,293,798	6.95	26,850,735

Equity compensation plans not approved by security holders	Nil	N/A	N/A

Total	21,293,798	6.95	26,850,735

1.
This table does not include options and RSUs granted in early 2017 prior to the date of this circular. Numbers of RSUs include RPSUs which are granted under the Restricted Share Plan.

2.
Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies' plans) and RSUs.

3.
Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 8,864,244 RSUs were outstanding as of December 31, 2016.

4.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667 and under the Restricted Share Plan of 35,000,000.

5.
In addition, as of December 31, 2016, 510,546 common shares remained available for issuance under the Share Purchase Plan.

6.
Includes options outstanding pursuant to the Underworld Resources Inc. stock option plan assumed by the company in connection with the acquisition of Underworld Resources Inc. consisting of 117,145 options with a weighted average exercise price of CAD$8.21.

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of March 16, 2017:

	Restricted Share Plan		Share Option Plans						Share Purchase Plan

			Share Option Plan		Assumed Stock Option Plan(1)		Total Share Option Plans

	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares
Maximum shares issuable	35,000,000	2.807	31,166,667	2.500	420,180	0.034	31,586,847	2.534	5,666,666	0.455

Shares issued to date	13,922,445	1.117	6,427,245	0.516	303,035	0.024	6,730,280	0.540	5,156,120	0.414

Shares issuable under outstanding awards	9,178,095	0.736	12,018,543	0.964	117,145	0.009	12,135,688	0.973	N/A	N/A

Shares available for future awards	11,899,460	0.954	12,720,879	1.020	N/A	N/A	12,720,879	1.020	510,546	0.041

1.
Option plan for Underworld Resources Inc.

Weighted average exercise price of all outstanding options under all plans:	CAD $6.72
Weighted average remaining term of all outstanding options under all plans:	3.90 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 4,117,419 RPSUs: 5,060,676

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Shares for issuance

	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of March 16, 2017	35,000,000	31,166,667	5,666,666

Percent of common shares outstanding (approximate)	2.81%	2.50%	0.45%

Maximum number of common shares authorized for issuance to any one insider and such insider's associates under each plan within a one-year period	5% of the total common shares then outstanding		None

Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None

Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding

Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

The following table sets out the overhang, dilution and burn rate percentages in respect of options under the company's stock option plan for the fiscal years ended 2016, 2015, and 2014:

	2016	2015	2014
Overhang
the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.99%	2.22%	2.23%

Dilution
options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.99%	1.17%	1.02%

Burn Rate
the number of options issued each year, expressed as a percentage of the issued and outstanding common shares of the company at the end of the fiscal year.	0.15%	0.31%	0.29%

Plan amendments

Restricted Share Plan

Under the terms of the restricted share plan, shareholder approval is required for any amendment, modification or change that:

•
increases the number of common shares reserved for issuance under the restricted share plan, except in connection with a change of control or pursuant to the provisions in the restricted share plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
extends eligibility to participate in the restricted share plan to non-employee directors;

•
permits restricted share rights to be transferred other than for normal estate settlement purposes;

•
permits awards, other than the restricted share rights, to be made under the restricted share plan;

•
reduces restrictions on the restricted period for restricted share rights granted under this plan except in the event of death, retirement or termination of employment or upon a change of control; or

•
deletes or reduces the range of amendments which require shareholder approval.

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In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Share Option Plan

Under the terms of the share option plan, shareholder approval is required for any amendment, modification or change that:

•
increases the number of common shares reserved for issuance under the share option plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant;

•
extends eligibility to participate to non-employee directors;

•
permits stock option rights to be transferred other than for normal estate settlement purposes;

•
permits awards, other than the stock option rights, to be made under the share option plan;

•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control; or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Share Purchase Plan

Under the terms of the share purchase plan, shareholder approval is required for any amendment, modification or change that:

•
increases the number of common shares reserved for issuance under the share purchase plan, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•
extends eligibility to participate in the share purchase plan to non-employee directors;

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes;

•
permits awards, other than the common shares, to be made under the share purchase plan; or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

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Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the share purchase plan in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Pension and other benefit plans – Executive retirement allowance plan

In 2004, the company adopted the executive retirement allowance plan, the terms of which are described under "Retirement allowance" on page 67. The following is a table showing the accumulated value under the executive retirement allowance plan in 2016 for each NEO (sum of elements may vary slightly due to rounding)(1):

Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end

	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2,089,439	435,708	40,221	2,565,367

Tony S. Giardini	460,009	145,236	9,227	614,473

Geoffrey P. Gold	1,794,557	227,909	33,439	2,055,905

Gina M. Jardine	62,294	92,868	1,802	156,964

Lauren M. Roberts(2)	0	0	0	0

1.
Retirement allowance values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD 0.7448.

2.
Mr. Roberts did not participate in any retirement plans in 2016 but received a cash payment in lieu, as shown in the "Summary compensation table".

Employment contracts

Upon hire or promotion, all members of the senior leadership team (SLT) enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 56.

Compensation on termination of employment

Among other things, the employment agreements for each of the SLT members generally outline terms relating to termination of employment with the company.

The tables below outline the compensation payable to SLT members in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee's position, a material reduction of salary or other specific adverse events for the NEO (a triggering event). The tables also outline the compensation to SLT members if the executive's employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:

•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders;

•
a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor.

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In 2016, these terms applied to all NEOs except Mr. Roberts (whose offer letter from the company for his role as Senior Vice-President, Corporate Development did not specify terms relating to termination of employment). Effective January 1, 2017, Mr. Roberts is also subject to these same terms, as shown below.

Provision	Termination without cause(1)	Termination following change of control
Lump sum severance payment equal to the aggregate of:
2 times:

•

base salary, and

•

the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)

plus:

•

the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

3 times (or 2 times in the case Ms. Jardine and Mr. Roberts):

•

base salary, and

•

the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year's bonus, or if none, the target bonus)

plus:

•

the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)

Benefits:
continue for the ensuing 2 years or, alternatively, a lump sum payment in lieu of benefits equal to:

•

for Mr. Giardini and for Ms. Jardine, the estimated cost to the company of providing health, dental and life insurance benefits;

•

for Mr. Gold, 30% of salary;

•

for Mr. Roberts, 20% of salary; and

•

for Mr. Rollinson, a lump sum payment of CAD$500,000.

continue for 3 years (2 years for Ms. Jardine and Mr. Roberts) or, alternatively, a lump sum payment in lieu of benefits equal to:

•

for Mr. Giardini and for Ms. Jardine, the estimated cost to the company of providing health, dental and life insurance benefits;

•

for Mr. Gold, 30% of salary;

•

for Mr. Roberts, 20% of salary; and

•

for Mr. Rollinson, a lump sum payment of CAD$750,000.

Executive retirement allowance plan (ERAP):	lump sum equal to the present value of 2 years of ERAP contributions.	lump sum equal to the present value of 3 years of ERAP contributions (2 years for Ms. Jardine and Mr. Roberts).

RSUs, RPSUs and options:	CEO: 50% of all outstanding RSUs and options, and 50% of all RPSUs which would otherwise have vested during the ensuing 2 years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(2).

	Messrs. Giardini, Gold and Roberts(3), and Ms. Jardine: all equity which would otherwise have vested during the ensuing 2 years (and for Ms. Jardine, all outstanding equity granted on May, 8, 2015 as part of her on hire grant) will be permitted to vest in normal course (not accelerated); and the executives will be permitted to exercise vested options at any time from vest through the date which is the earlier of: (a) sixty days after the end of the severance period or (b) the expiry date based on the original term of the option. All such equity will remain subject to the recoupment policy.	All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry.

1.
All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire.

2.
The RSUs, RPSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

3.
In the case of Mr. Roberts, the company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

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Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the SLT members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options(1)	RSUs / RPSUs(1)	Benefits	Retirement plan(2)
Retirement	None	Prorated incentive paid based on date of retirement	Vested options must be exercised within 60 days; unvested options are forfeited	RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance payable

Death	None	Prorated incentive paid based on date of death	All unvested options vest, with lesser of 12 months and original term to exercise	All RSUs / RPSUs are automatically settled for common shares	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance payable to surviving beneficiary or estate

1.
All equity is permitted to vest in accordance with the normal vesting schedule when executives: 1) reach the minimum early retirement age as specified in the company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum 3 months' notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months' base salary plus a cash payment representing the present value of three years' additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

2.
Applicable to Mr. Roberts only as of January 1, 2017 as he did not participate in any retirement programs in 2016.

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Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.

Name	Estimated incremental value of termination as of December 31, 2016(1)

	Compensation component	Termination without cause	Termination following change of control	Retirement / resignation(2)	Death / change of control(3)	Termination with cause
J. Paul Rollinson	Severance payment	4,841,201	7,261,802	0	0	0

	Accelerated vesting of equity	63,201	67,373	0	67,373	0

	Benefits / ERAP	1,242,923	1,841,221	0	0	0

	Total	6,147,325	9,170,396	0	67,373	0

Tony S. Giardini	Severance payment	1,936,480	2,904,721	0	0	0

	Accelerated vesting of equity	0	26,102	0	26,102	0

	Benefits / ERAP	349,518	528,150	0	0	0

	Total	2,285,999	3,458,973	0	26,102	0

Geoffrey P. Gold	Severance payment	2,532,321	3,798,481	0	0	0

	Accelerated vesting of equity	0	27,115	0	27,115	0

	Benefits / ERAP	605,001	820,546	0	0	0

	Total	3,137,322	4,646,143	0	27,115	0

Gina M. Jardine	Severance payment	1,238,230	1,238,230	0	0	0

	Accelerated vesting of equity	0	15,751	0	15,751	0

	Benefits / ERAP	210,646	210,646	0	0	0

	Total	1,448,876	1,464,627	0	15,751	0

Lauren M. Roberts(4)	Severance payment	593,978	593,978	0	0	0

	Accelerated vesting of equity	0	10,482	0	10,482	0

	Benefits / ERAP	30,211	30,211	0	0	0

	Total	624,189	634,671	0	10,482	0

  Termination payments are calculated and payable in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = USD $0.7448.

1.
These tables reflect the estimated incremental payments that are triggered under each circumstance identified in the respective headings.

2.
Upon retirement, NEOs receive accumulated values in the executive retirement allowance plan as reported under "Executive retirement allowance plan" on page 67. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death and change of control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2016 corresponding to each applicable discount period. No other incremental amounts would be paid.

4.
As Mr. Roberts' employment agreement with the company prior to January 1, 2017 did not specify terms relating to termination of employment, the amounts shown were calculated based on terms similar to those provided to other executives of a similar level under each situation.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that results or will result from the resignation, retirement or any other termination of such executives' employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs' responsibilities following a change of control.

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GOVERNANCE

Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross' approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

Highlights

Financial

•
For 2016, non-audit fees were approximately 6% of total fees charged by the company's auditor,

•
No adverse audit opinions since formation in 1993,

•
No financial restatements since 2005*,

•
No untimely financial disclosures since 2005*,

•
No enforcement actions by securities regulators against the company, or any of its directors or officers, since 2005*,

•
No material weaknesses in internal controls since reporting of such was first required commencing 2006, and

•
Chair of the audit and risk committee is a "financial expert".

*
The company did not file its audited financial statements for the year ended December 31, 2004 on time as a result of questions raised by the Securities and Exchange Commission about certain accounting practices related to the accounting for goodwill. Management cease trade orders were issued in respect of this failure and it affected all of the directors of the company from July 6, 2005 through until the lifting of the orders on February 22, 2006 when Kinross completed the necessary filings following the SEC's acceptance of Kinross' accounting treatment for goodwill.

Directors

•
3 of 9 directors are women (33%),

•
8 of 9 (89%) directors are independent, including an independent chair,

•
All board committees are composed solely of independent directors,

•
7 of the 9 directors standing for re-election have 100% attendance at the board and their respective committee meetings,

•
The board met independently of management at 6 of the 8 meetings (75%), including at all regularly scheduled board meetings,

•
All of the board committees met independently of management at all of their respective meetings,

•
Board meetings have a majority quorum requirement,

•
Majority voting applies to annual director elections,

•
All directors standing for re-election at this meeting were (re-)elected in 2016 with greater than 90% of the votes cast,

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements,

•
Annually, the board evaluates itself, as a whole, and conducts a peer review of individual directors,

•
The board conducted a 360 degree peer review of its members,

•
The board cannot issue blank check preferred stock, and

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The company has a shareholder rights plan in effect until 2018.

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Regulatory compliance

The board, through its corporate governance and nominating committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices, and the corporate governance and nominating committee recommends to the board changes to the company's governance practices in light of changing governance expectations, regulations and best practices.

Regulatory changes have come into effect, or are proposed, under the rules and regulations in Canada, including the Capital Markets Act, as well as in the U.S., including clawback policy rules proposed under the Dodd-Frank Wall Street Reform and Consumer Protection Act. The board will continue to review and revise the company's governance practices in response to changing governance expectations, regulations and best practices.

Kinross' corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange (the "NYSE standards") are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company's corporate governance practices compared to the NYSE standards are available for review on the company's website at www.kinross.com.

Our board of directors

There are currently nine members of the board, of whom eight are independent within the meaning of the corporate governance guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The board has appointed a chair, Mr. John Oliver. The chair of the board (also referred to as the "independent chair") is an independent director who has been designated by the full board to assume the leadership of the board and to enhance and protect, with assistance from the corporate governance and nominating committee and the other committees of the board, the independence of the board.

The responsibilities of the independent chair are set out in a position description for the independent chair adopted by the board. These responsibilities may be delegated or shared with the corporate governance and nominating committee and/or any other independent committee of the board and include responsibilities such as:

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chairing all meetings of directors,

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providing leadership to the board to enhance the board's effectiveness,

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managing the board,

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acting as a liaison between the board and management, and

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representing the company to certain external groups.

A copy of the position description of the independent chair is available upon request to the Corporate Secretary of the company.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company's affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company's operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

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The board has adopted performance schedules for the board and each of its committees. These performance schedules have been developed by the corporate governance and nominating committee as a tool to ensure:

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the adequate scheduling of meetings for the purpose of fulfilling all duties of board and the committees as set out in their charters,

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the fulfillment of the board and committee duties, and

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the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In 2016, the independent directors met without management present at six of the eight board meetings held during the year.

The attendance record of each director standing for re-election at the meeting, at all board committee meetings held during the last year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under "About the nominated directors" on page 13.

Code of business conduct and ethics

As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the company's Whistleblower Policy, to the chair of the corporate governance and nominating committee, the chair of the audit and risk committee, the Chief Legal Officer, the General Counsel or, as applicable, to the Vice-President, Human Resources.

A copy of the Code may be accessed on the company's website at www.kinross.com or under the company's profile on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:

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promoting compliance with the Code, including applicable laws, rules and regulations,

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providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

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promoting a culture of open communication, honesty and accountability, and

•
ensuring awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the company's anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, United States and other jurisdictions in which Kinross operates.

The company's Vice-President, Compliance provides day-to-day leadership to and manages the company's global compliance with the Code and other core policies including management of the company's Whistleblower Policy and program, reporting quarterly on such matters to the board and/or its applicable committees.

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Role of the board of directors

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, comprising the audit and risk committee; corporate governance and nominating committee; corporate responsibility and technical committee and human resource and compensation committee.

The charter of the board sets out specific responsibilities, some of which include:

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appointing the independent chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,

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the adoption of a strategic planning process, approval of strategic plans and monitoring performance against such plans,

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the review and approval of corporate objectives and goals applicable to senior leadership team of the company,

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defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

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obtaining periodic reports from management on the company's operations including reports on security issues surrounding the company's assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross' risk appetite.

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the company's website at www.kinross.com.

In carrying out its mandate, the board met eight times in 2016, on six of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:

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adopted a strategic plan proposed by management and considered possible strategic initiatives for the company,

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reviewed and approved financial statements,

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obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

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approved the 2017 budget,

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reviewed and approved amendments to the core policies namely, The Code of Business Conduct and Ethics, the Whistleblower Policy, and the Disclosure, Confidentiality and Insider Trading Policy,

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reviewed director profiles,

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received reports from the chair of the audit and risk committee regarding financial, audit, internal control, information technology, cyber-security and legal matters and the implementation and operationalization of the risk management framework,

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received reports from the chair of the corporate governance and nominating committee on current governance practices, the company's compliance practices, reviewed recommendations to approve various board policies, and received a report on director nomination,

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received reports from the chair of the corporate responsibility and technical committee regarding environmental, health and safety matters, the overall process relating to the reporting of the company's mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

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•
received reports from the chair of the human resource and compensation committee and approved the compensation awarded to the CEO and senior executives, including the NEOs,

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reviewed issues relating to the company's material properties,

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reviewed and approved the Cash Investment Policy

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received an update on the Tasiast 12K feasibility and 30K pre-feasibility studies,

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approved phase one of the Tasiast expansion project,

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approved the filing of a preliminary short form prospectus in respect of equity offering,

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approved the term extension of the credit guarantee facility with Export Development Canada, and

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approved amendments to credit facilities to better align with the company's needs.

Position descriptions

The independent chair of the board works with the chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

In general, committee chairs fulfill their responsibilities by, among other things:

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reviewing and approving the agenda for each committee meeting,

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presiding over committee meetings,

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obtaining reports from management regarding matters relevant to their mandate, and

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reporting to the full board and making recommendations to the board regarding matters in their committee's areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board's ongoing expectations for the CEO's responsibilities, which include:

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assuming the leadership of management and the day to day leadership of the company,

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developing and recommending Kinross' strategic plans,

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implementing Kinross' business and operational plans,

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reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,

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ensuring that Kinross' strategic business plan is carried out efficiently, with integrity and ethically, and

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communicating and liaising with investors, other stakeholders and public markets.

Assessing the board

The current practice of the board is for the independent chair, with the assistance of the corporate governance and nominating committee, to make ongoing formal and informal assessments of the performance of the board, board committees and individual directors. The board has a formal board and committee evaluation process which is completed annually and consists of evaluation forms for the board, as a whole, each of the committees and for individual directors. In addition to the above, performance evaluations are completed annually for the board chair and the chairs of the committees.

The evaluation of the board as a whole and the committees is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the independent chair and the corporate governance and nominating committee to recommend changes to board composition or board structure, as may be required from time to time.

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360 degree peer review

In 2016, the board conducted a 360 degree peer review of its members. Each director completed evaluation forms respecting their peers, their committees and the chair of the board. Forms were collected and reviewed by the independent chair and the chair of the corporate governance and nominating committee. The results were communicated to the corporate governance and nominating committee by its chair and to the entire board by the independent chair.

Nominating and method of voting for directors

The corporate governance and nominating committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the board.

Among the duties under its mandate, the corporate governance and nominating committee:

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reviews the composition of the board to ensure it has an appropriate number of independent directors,

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maintains an evergreen list of potential nominees,

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analyzes the needs of the board when vacancies arise,

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ensures that an appropriate selection process for new board nominees is in place,

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makes recommendations to the board for the election of nominees to the board,

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continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and

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identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board the corporate governance and nominating committee takes into account the following considerations:

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the independence of each director,

•
diversity of the board, including gender representation,

•
the competencies and skills that the board, as a whole, should possess, and

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the current strengths, skills and experience represented by each director, as well as each director's personality and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

Diversity

Board diversity

Kinross believes in diversity and values the benefits diversity can bring to its board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including an appropriate number of women directors. In addition to the relevant skills and experience contained in the above matrix, the corporate governance and nominating committee takes into account the diversity of candidates when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.

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In 2012, the board developed and approved a written board diversity policy, which is now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015. In 2013, with a focus on increasing the board's gender diversity, the corporate governance and nominating committee actively recruited for women and successfully added two women directors to the board. The board diversity policy was updated in December 2014 to include a target percentage for representation of women directors. The board has set as a target that at least 33% of the members of the board should be women. This target has been met with 3 of the 9 directors on the board being women. Mses. Lethbridge, McLeod-Seltzer and Power will stand for re-election at this meeting and upon successful election, the representation of women on the board will continue to be at 33% (3 of 9).

Kinross is committed to a merit-based system for board composition, which requires a diverse and inclusive culture. When identifying suitable candidates for appointment to the board, Kinross will consider candidates on merit against an objective criteria having due regard to the benefits of diversity and the needs of the board. Any search firm engaged to assist the board or the corporate governance and nominating committee in identifying candidates for appointment to the board shall be directed to include female candidates and female candidates will be included in the board's evergreen list of potential board nominees. The corporate governance and nominating committee will continue to review the board diversity policy annually and assess its effectiveness in promoting a diverse board which includes an appropriate number of women directors.

Diversity in executive officer appointments

Kinross believes in diversity and values the benefits diversity can bring to the company. In February 2015, Kinross adopted a global written policy on diversity and inclusion with respect to its employees. The policy is titled "The Kinross Way for Diversity and Inclusion", and it provides guiding principles for promoting a diverse and inclusive culture within Kinross. The policy interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different including visible differences such as ethnicity, race, gender, age and physical appearance as well as religion, nationality, disability, sexual orientation, education and ways of thinking.

The policy recognizes gender diversity as one aspect of diversity which it seeks to promote within the company. Kinross has chosen at this time not to target a specific number or percentage of women. Instead, Kinross has established a framework that will enable the evolution of diverse employee representation, including women as executive officers and believes this is a more meaningful and sustainable approach to improving diversity and inclusion in the workplace. This framework will be grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2017, the representation of women in executive officer positions within Kinross and its subsidiaries was at 8 women which was 14.29% (March 1, 2016: 14.5%) of executive officer positions.

The Kinross Way for Diversity and Inclusion is supported by a number of activity based measurements specifically aimed at increasing the representation of women at Kinross globally, and is focused on recruitment, management development and succession. These include activities to assess the reasons female employees are attracted to work at Kinross and its subsidiaries as well as exit interviews to determine any unique reasons that women leave Kinross and activities to expand our inclusion of women in succession planning pools and in development programs. Kinross will strive to include female candidates for all key position openings and consider the representation of women in making appointments, including for executive officer roles. However, in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.

New director orientation and continuing education

The corporate governance and nominating committee, in conjunction with the independent chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

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Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the corporate governance and nominating committee, the independent chair or the CEO will, as may be necessary from time to time:

•
request that directors determine their training and education needs and interests,

•
arrange ongoing visitation by directors to the company's facilities and operations,

•
arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and

•
encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events held for, or attended by, the company's directors during the financial year ended December 31, 2016. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by
January, 2016	Emerging and Evolving Audit Committee Issues	Institute of Corporate Directors	John A. Brough

February, 2016	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	John M.H. Huxley Catherine McLeod-Seltzer Kelly Osborne

February, 2016	BMO Gold Industry Conference	BMO	John A. Brough Catherine McLeod-Seltzer

April, 2016	CSR Strategies That Work	Institute of Corporate Directors	Ave G. Lethbridge

April, 2016	Board's Role in Crisis Management	Osler, Hoskin & Harcourt LLP and Institute of Corporate Directors	Ave G. Lethbridge

May, 2016	Bald Mountain, Nevada – Mine visit	Kinross Gold Corporation	Ian Atkinson Ave G. Lethbridge Catherine McLeod-Seltzer John E. Oliver Kelly J. Osborne Una M. Power

May, 2016	Governance of International Operations	Institute of Corporate Directors	John A. Brough

May, 2016	Navigating the Markets: Shareholder Activism	Barclays and Stikeman Elliott LLP	John A. Brough

June, 2016	Financial Services Audit Committee Roundtable	Ernst & Young LLP	John A. Brough

June, 2016	National Conference	Institute of Corporate Directors	Una M. Power

June, 2016	St. Petersburg International Economic Forum	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

June, 2016	Regulatory Activities and the Impact on Canadian Companies	KPMG LLP	John A. Brough

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Date	Topic	Presented/Hosted by	Attended by
June, 2016	Mining Audit Committee Round Table	KPMG LLP	John A. Brough

September, 2016	Precious Metals Summit	Precious Metals Summit Conferences, LLC	Catherine McLeod-Seltzer

September, 2016	Denver Gold Group Conference	Denver Gold Group	Catherine McLeod-Seltzer

September, 2016	Cyber Security – Future proofing the Boardroom	Ernst & Young LLP	John A. Brough

September, 2016	Panelist – Annual Mining Executive and Director Forum	KPMG LLP	John A. Brough

October, 2016	SAP Global CEO Summit	SAP	J. Paul Rollinson

October, 2016	Foreign Investment Advisory Council	Ministry of Economic Development of the Russian Federation	J. Paul Rollinson

November, 2016	Major Challenges in Today's Boardrooms	Stanford University-Rotman School of Business	John A. Brough Ave G. Lethbridge

November, 2016	Mining Round Table Lunch	National Bank Financial	Catherine McLeod-Seltzer

November, 2016	Directors Education Program Module 1	Institute of Corporate Directors	Una M. Power

November, 2016	Modern Management for 21st Century Resources Companies	Northwind Professional Institute	John A. Brough

December, 2016	Conference for Audit Committees	Chartered Professional Accountants of Canada	Ave G. Lethbridge

December, 2016	The Foundation of Good Governance	Institute of Corporate Directors	Ave G. Lethbridge

December, 2016	Mining Audit Committee Round Table	KPMG	John A. Brough Ave G. Lethbridge

December, 2016	Mining Sector Outlook	TD Bank	Catherine McLeod-Seltzer

Board term and renewal

In February 2015, the board adopted the director service limits policy in order to assist with appropriate board renewal and succession planning for directors. These are now part of the consolidated Corporate Governance Guidelines adopted by the board in November 2015. The board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.

In keeping with this commitment, term limits were adopted.

An independent director shall not stand for re-election at the first annual meeting of shareholders after 10 years following the later of (a) February, 2015 and (b) the date on which the director first began serving on the board. However, on the recommendation of the corporate governance and nominating committee a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. In no event shall an independent director stand for re-election at the first annual meeting of shareholders after reaching age 73.

These limits on board service apply notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service.

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Additional governance information

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the company's website at www.kinross.com. During 2016, the board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see "Say on pay and shareholder engagement" on page 42.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the independent chair. Alternatively, the independent chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2016, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors.

Interest of informed persons in material transactions

Since January 1, 2016, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 16, 2017 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Directors' and Officers' Insurance

The company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on May 1, 2017, is $225 million in the aggregate, inclusive of defence costs. Under the policies, the company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of $5 million for each loss on securities claims brought in the US and $2.5 million each for other claims (subject to certain exceptions that may apply). The total premium charged to the

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company in respect of coverage for 2016 was $1.4M, for 2015 was $1.4M and for 2014 was $1.3M, no part of which is or was payable by the directors or officers of the company.

The by-laws and standard indemnity agreements of the company also provide for the indemnification of the directors and officers of the company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the Ontario Business Corporations Act.

In 2016, Kinross paid the legal expenses of certain current and former officers of Kinross and its subsidiaries arising as a result of the company's ongoing United States Securities and Exchange Commission/Department of Justice investigation in respect of alleged improper payments made to government officials in connection with its gold-mining operations in Mauritania and Ghana. Such payments in 2016 in aggregate fell largely, if not entirely, within the $2.5 million dollar retention/deductible of the company's D&O insurance coverage applicable in respect of such investigation. Once the retention/deductible amount has been paid by Kinross, the company expects insurance to cover any further D&O indemnification in the matter.

Officers of Kinross indemnified for legal expenses in 2016: James Crossland, Former Executive Vice-President, Corporate Affairs; Brant Hinze, Former President and Chief Operating Officer; Mark Isto, Former Senior Vice-President, Project Development; Kash Kelloff, Former Manager, Operational Readiness; Michael Osborne, Vice-President, Global Security; Mac Penney, Former Vice-President, Government Relations; Kenneth Thomas, Former Senior Vice-President, Project Development.

Officers of Kinross subsidiaries indemnified for legal expenses in 2016: Edward Akumaning, Former BPO Superintendent; Dennis Blasutti, Former Regional Financial Officer, Africa; Marc Dagenais, Former Vice-President and General Counsel, Africa; Harry Ferreira, Former Regional Security Manager, Africa; Patrick Hickey, Former Regional Vice-President, Africa; Real LaCroix, Former Site Finance, Africa; Kenneth Norris, Vice-President and General Manager, Chirano; Paul Ross, Supply Chain Manager, Africa; Dan Snodgress, Former General Manager, Tasiast; Melainine Tomy, Vice-President, Administration, Chirano; Murray Wright, Former Manager, Supply Chain Logistics.

Law Firms representing the indemnified individuals and the legal expenses paid in 2016: Robert V. Eye Law Office – $2,850, Holland & Hart LLP- $4,741, Petrillo Klein & Boxer LLP – $52,750, Debevoise & Plimpton LLP – $102,442, Simpson Thacher – $119,391, Spears & Imes LLP – $173,690, Dechert LLP – $216,827, Seward & Kissel LLP – $246,643, Smith Villazor LLP – $246,746, Milbank, Tweed, Hadley & McCloy LLP – $343,780, Akin Gump Strauss Hauer & Feld LLP – $609,037, Wilmer Cutler Pickering Hale and Dorr – $622,763.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company's web site at www.kinross.com. Financial information is provided in the company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2016 and can also be found under the company's profile on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the company by phone at 416-365-5123 or by e-mail at info@kinross.com to request copies of these documents.

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Cautionary statement on forward looking information

All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this management information circular, including but not limited to any information as to the future performance of Kinross, constitute "forward looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this presentation. Forward-looking statements contained in this presentation include those statements made under the headings "Executive Summary" and "Compensation – Letter to shareholders", and include without limitation statements with respect to timing of project development, the timing and amount of expected future production, the costs of future production and mine life extensions. The words "on track", "expected", "potentially" or "upside", or variations of or similar such words and phrases, or statements that certain actions, events or results may, can, could, would, should, might, occur or will be taken or realized, and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements representing management's financial and other outlook have been prepared solely for purposes of expressing their current views regarding the Company's financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this management information circular are qualified by these cautionary statements, and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form, the "Risk Analysis" section of our FYE 2016 Management's Discussion and Analysis, and the "Cautionary Statement on Forward-Looking Information" in our news releases dated February, 2017, to which readers are referred and which are incorporated by reference in this management information circular, all of which qualify any and all forward-looking statements made in this management information circular. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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APPENDIX A

Appendix A

CHARTER OF THE BOARD OF DIRECTORS

I.      Purpose

  Kinross' Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross. The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The "Independent" board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.     Composition

  The Board of Directors shall be constituted at all times of a majority of individuals who are "independent directors" in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be "independent directors" in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule "A" attached hereto.

III.   Responsibilities

  The Board of Directors' responsibilities include, without limitation to its general mandate, the following specific responsibilities:

•
Reviewing and approving all annual and interim financial statements and related footnotes, management's discussion and analysis, earnings releases and the annual information form.

•
Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

•
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

•
The assignment to committees of directors of the general responsibility for developing Kinross' approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

•
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross' operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

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APPENDIX A
•
With the assistance of the Human Resources and Compensation Committee:

–
Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

–
Reviewing succession plans for the CEO and other executive officers.

•
With the assistance of the Corporate Governance and Nominating Committee:

–
Developing Kinross' approach to corporate governance.

–
Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

–
Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

–
Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.

–
Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

–
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•
With the assistance of the Audit and Risk Committee:

–
Reviewing the integrity of Kinross' internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross' own governing documents.

–
Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

–
Assessing the independence of the auditors.

–
Identification of the principal financial and controls risks facing Kinross and review of management's systems and practices for managing these risks.

–
Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.

–
Without limitation to the Board of Directors' overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management's systems and processes for managing such risks.

•
With the assistance of the Corporate Responsibility and Technical Committee:

–
Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

–
Supervising management's performance on safety, health, environmental stewardship and corporate responsibility.

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APPENDIX A
•
Provide oversight to the overall process relating to:

  a.
  the reporting on the quantity and quality of Kinross' mineral reserves and resources.

  b.
  The material exploration, operating, development and technical activities;

  c.
  The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

  d.
  The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility Committee.

•
With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross' shareholders and other stakeholders.

•
Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.

•
Overseeing the accurate reporting of Kinross' financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

•
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

•
The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•
Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

•
Obtaining periodic reports from management on Kinross' operations including, but without limitation, reports on security issues surrounding Kinross' assets (property and employees) and the protection mechanisms that management has in place.

•
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross' management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross' website.

•
Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross' constating documents and by-laws.

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APPENDIX A

SCHEDULE "A"

Independence Requirements of National Instrument 52-110 – Audit Committees ("NI 52-110")

A member of the Board shall be considered "independent" if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director's independent judgment.

The following individuals are considered to have a material relationship with the Company:

  (a)
  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

  (b)
  an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

  (c)
  an individual who:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm; or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (d)
  an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

  (i)
  is a partner of a firm that is the Company's internal or external auditor;

  (ii)
  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

  (iii)
  was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

  (e)
  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

  (f)
  an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:

  (a)
  has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

  (b)
  is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

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APPENDIX A

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

  (a)
  an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

  (b)
  an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:

  (a)
  A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

  (b)
  A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

  (c)
  A director who is (i) a current partner or employee of the Company's internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time or (iii) whose immediate family member is a current partner of the Company's auditor, a current employee of the auditor and personally works on the Company's audit or was within the last three years a partner or employee of the auditor and personally worked on the Company's audit during that time is not "independent".

  (d)
  A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

  (e)
  A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

KINROSS GOLD CORPORATION 2017 MANAGEMENT INFORMATION CIRCULAR

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
 www.kingsdaleadvisors.com

North American Toll Free Phone:

1-866-851-3217

Email: contactus@kingsdaleadvisors.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

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